FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc.

Exact Name of Registrant as Specified in Charter

0001239602

Registrant CIK Number

Form 8-K, April 6, 2004, Series 2004-W6

333-112237

Name of Person Filing the Document
(If Other than the Registrant)



04025247

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 6, 2004

ARGENT SECURITIES INC.

By: _____
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$252,576,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W6

March 23, 2004

Argent Securities Inc.



Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

 

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Argent Securities LLC (the "Depositor"). Neither UBS Securities LLC ("UBS") nor Credit Suisse First Boston LLC ("CSFB") makes any representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus supplement ("Prospectus Supplement") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and/or CSFB and will be superseded by the applicable final Prospectus Supplement and any other information subsequently circulated and/or filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS and/or CSFB is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS and/or CSFB in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based in part on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS, CSFB, nor any of their respective affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND CSFB AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES.



TERM SHEET DATED March 23, 2004

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-W6
$252,576,000
(Approximate Offered Certificates)
Subject to Revision

Class	Approximate Size ($)	Type[1], [2]	WAL[3], [4] (yrs) Call / Mat	Principal Payment Window[3], [4] Call / Mat	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
AV-2	59,101,000	FLT/NAS/SR	6.11/ 6.91	42 - 98 / 42 - 217	0	Act/360	May 2034	AAA / Aaa / AAA	20.55%
AV-5	28,823,000	FLT/SEQ/SR	6.99 / 8.22	57 - 98 / 57 - 223	0	Act/360	May 2034	AAA / Aaa / AAA	20.55%
AF	59,152,000	FIX/PT/SR	3.34 / 3.76	1 - 98 / 1 - 250	24	30/360	May 2034	AAA / Aaa / AAA	20.55%
M-1	65,000,000	FLT / MEZ	5.48 / 6.08	39 - 98 / 39 - 214	0	Act/360	May 2034	AA / Aa2 / AA	14.05%
M-3	17,500,000	FLT / MEZ	5.44 / 5.93	38 - 98 / 38 - 153	0	Act/360	May 2034	A- / A3 / A-	7.55%
M-5	12,500,000	FLT / MEZ	5.43 / 5.80	37 - 98 / 37 - 135	0	Act/360	May 2034	BBB / Baa2 / BBB	4.80%
M-6	10,500,000	FLT / MEZ	5.42 / 5.71	37 - 98 / 37 - 126	0	Act/360	May 2034	BBB- / Baa3 / BBB-	3.75%
Non-Offered Certificates									
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
				Not Offered					
Total									

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All Adjustable-Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	100% PPC (2% CPR growing to 20% CPR over 10 months)
Adjustable-Rate Mortgage Loans	27% CPR



Part I: Key Terms

Parties:

Depositor: Argent Securities Inc.

Originators: Argent Mortgage Company, LLC and Olympus Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Lead Underwriters: UBS Securities LLC and Credit Suisse First Boston LLC.

Co-Managers: Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and Greenwich Capital Markets Inc.

Collateral

Mortgage Loans: As of the Collateral Selection Date March 1, 2004, 5,653 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,000,000,023. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into three loan groups, designated as follows:

Group I Mortgage Loans: 4,800 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $743,876,178 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 550 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $181,671,245 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Group III Mortgage Loans: 303 fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $74,452,600 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV hereto will vary.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Dates:

Cut-off Date:	The close of business on April 1, 2004.
Collateral Selection Date:	March 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in May, 2004.
Record Date:	_Adjustable-Rate Certificates_: the close of business on the business day immediately preceding the Distribution Date.
	Fixed-Rate Certificates and Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	On or about March 24, 2004.
Expected Closing Date:	On or about April 7, 2004.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Designations:

Certificates:	Argent Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6.
Adjustable-Rate Certificates:	Class AV-1, Class AV-2, Class AV-3, Class AV-4, Class AV-5, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates.
Fixed-Rate Certificates:	Class AF Certificates.
Class A Certificates:	Class AV-1, Class AV-2, Class AV-3, Class AV-4, Class AV-5 and Class AF Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates.
Offered Certificates:	Class A (other than the Class AV-1, Class AV-3, Class AV-4 Certificates) and Class M (other than the Class M-2, Class M-4 and Class M-7 Certificates) Certificates.
Non-Offered Certificates:	Class AV-1, Class AV-3, Class AV-4, Class M-2 Class M-4, Class M-7, Class CE, Class P, Class R and Class R-X Certificates.
Retained Certificates:	Class CE, Class P, Class R and Class R-X Certificates.
Group I Certificates:	Class AV-1 and Class AV-2 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class AV-3, Class AV-4 and Class AV-5 Certificates, which evidence interests in the Group II Mortgage Loans.
Group III Certificates:	Class AF Certificates, which evidence interests in the Group III Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A and Class M-1 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be :
	For the Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
	For the Fixed-Rate Certificates: 30/360. The Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0022% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest.
	Overcollateralization ("OC").
	Subordination.
Initial Overcollateralization Target Percentage:	Approximately 2.40%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Overcollateralization Target Amount:	For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Stepdown Date:	The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.
Credit Enhancement Percentage:	The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	20.55%	2x Initial CE%
M-1	14.05%	2x Initial CE%
M-2	9.30%	2x Initial CE%
M-3	7.55%	2x Initial CE%
M-4	6.05%	2x Initial CE%
M-5	4.80%	2x Initial CE%
M-6	3.75%	2x Initial CE%
M-7	2.40%	2x Initial CE%

Overcollateralization Reduction Amount:	For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralized Amount:	For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.



Allocation of Losses:	Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates and the Class P Certificates. Investors in the Class A Certificates or the Class P Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.
Net WAC Rate Cap:	Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group (in the case of the Adjustable-Rate Class A Certificates subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).
	Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans and (iii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).
Pass-Through Rate:	For any Distribution Date, the lesser of (x) the related Formula Rate (with respect to Adjustable-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.
Formula Rate:	For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.
Maximum Cap Rate:	The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).
Coupon Step-up:	After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Adjustable-Rate Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin
Fixed-Rate Certificates	Applicable Coupon + 0.50%



Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, in the case of the Adjustable-Rate Certificates, from payments, if any, made under the related Interest Rate Corridor and second, with respect to the Class A and Class M Certificates, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors:

The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Class AV-2	28	June 2004
Group II Certificates	28	June 2004
Class M Certificates	33	June 2004

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table on the table included herein.

Principal distributions on the Group I Certificates will be allocated *pro rata* after the Class AV-2 Lockout Period. Principal distributions on the Group II Certificates will be paid sequentially.

Notwithstanding the foregoing, if the Certificate Principal Balance of any of the Group I, Group II or Group III Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class AV-2 Lockout Period: No payments of principal will be allocable in respect of the Class AV-2 Certificates until the earlier of (x) the Distribution Date occurring in May 2007 and (y) the Distribution Date on which the Certificate Principal Balance of the Class AV-1 Certificates has been reduced to zero.

Class AV-1 Allocation Percentage For each Distribution Date during the Class AV-2 Lockout Period, the Class AV-1 Allocation Percentage will be equal to 100%. For each Distribution Date after the Class AV-2 Lockout Period, the Class AV-1 Allocation Percentage will equal (x) if a Trigger Event is in effect, 100% or (y) if a Trigger Event is not in effect, the percentage equivalent of a fraction, the numerator of which is (x) the aggregate Certificate Principal Balance of the Class AV-1 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Group I Certificates immediately prior to such Distribution Date.

Class AV-2 Allocation Percentage For each Distribution Date, 100% minus the Class AV-1 Allocation Percentage for such Distribution Date.

Notwithstanding the foregoing, if the Certificate Principal Balance of the AV-1 Certificates is reduced to zero, the Class AV-2 Allocation Percentage shall equal 100%.



Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage and then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificate's then outstanding.

Cumulative Loss Test:

The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
May 2007 through April 2008	3.00%
May 2008 through April 2009	5.00%
May 2009 through April 2010	6.50%
May 2010 through April 2011	7.25%
May 2011 and thereafter	7.50%



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R and Class R-X Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule for the Class AV-2 Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	59,101,000	N / A	N / A
2	59,101,000	6.43	8.00
3	59,101,000	6.65	8.00
4	59,101,000	6.43	8.00
5	59,101,000	6.43	8.00
6	59,101,000	6.64	8.00
7	59,101,000	6.43	8.00
8	59,101,000	6.64	8.00
9	59,101,000	6.42	8.00
10	59,101,000	6.42	8.00
11	59,101,000	7.11	8.00
12	59,101,000	6.42	8.00
13	59,101,000	6.63	8.00
14	59,101,000	6.42	8.00
15	59,101,000	6.63	8.00
16	59,101,000	6.42	8.00
17	59,101,000	6.42	8.00
18	59,101,000	6.63	8.00
19	59,101,000	6.42	8.00
20	59,101,000	6.63	8.00
21	59,101,000	6.41	8.00
22	59,101,000	6.41	8.00
23	59,101,000	7.13	8.00
24	59,101,000	7.34	8.00
25	59,101,000	7.58	8.00
26	59,101,000	7.33	8.00
27	59,101,000	7.57	8.00
28	59,101,000	7.32	8.00
29	59,101,000	7.33	8.00
30	0		



Interest Rate Corridor Schedule for the Class AV-3, AV-4 and AV-5 Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	144,338,000	N / A	N / A
2	141,101,000	5.97	7.40
3	137,815,000	6.17	7.40
4	134,479,000	5.97	7.40
5	131,091,000	5.97	7.40
6	127,650,000	6.17	7.40
7	124,155,000	5.97	7.40
8	120,607,000	6.16	7.40
9	117,007,000	5.97	7.40
10	113,361,000	5.96	7.40
11	109,801,000	6.60	7.40
12	106,327,000	5.96	7.40
13	102,936,000	6.16	7.40
14	99,625,000	5.96	7.40
15	96,394,000	6.16	7.40
16	93,240,000	5.96	7.40
17	90,161,000	5.96	7.40
18	87,156,000	6.16	7.40
19	84,222,000	5.96	7.40
20	81,358,000	6.16	7.40
21	78,563,000	5.96	7.40
22	75,834,000	5.96	7.40
23	73,170,000	6.60	7.40
24	70,570,000	6.77	7.40
25	68,034,000	7.00	7.40
26	65,559,000	6.77	7.40
27	63,142,000	6.99	7.40
28	60,783,000	6.77	7.40
29	58,480,000	6.76	7.40
30	0		



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Interest Rate Corridor Schedule for the Class M Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	181,500,000	N / A	N / A
2	181,500,000	6.29	8.30
3	181,500,000	6.50	8.30
4	181,500,000	6.29	8.30
5	181,500,000	6.28	8.30
6	181,500,000	6.49	8.30
7	181,500,000	6.28	8.30
8	181,500,000	6.49	8.30
9	181,500,000	6.28	8.30
10	181,500,000	6.28	8.30
11	181,500,000	6.95	8.30
12	181,500,000	6.28	8.30
13	181,500,000	6.49	8.30
14	181,500,000	6.28	8.30
15	181,500,000	6.48	8.30
16	181,500,000	6.27	8.30
17	181,500,000	6.27	8.30
18	181,500,000	6.48	8.30
19	181,500,000	6.27	8.30
20	181,500,000	6.48	8.30
21	181,500,000	6.27	8.30
22	181,500,000	6.27	8.30
23	181,500,000	6.97	8.30
24	181,500,000	7.10	8.30
25	181,500,000	7.34	8.30
26	181,500,000	7.10	8.30
27	181,500,000	7.33	8.30
28	181,500,000	7.09	8.30
29	181,500,000	7.10	8.30
30	181,500,000	7.75	8.30
31	181,500,000	7.49	8.30
32	181,500,000	7.74	8.30
33	181,500,000	7.49	8.30
34	181,500,000	7.48	8.30
35	0		



Sensitivity Analysis - To Optional Termination Date

	FIXED / ARM	0% PPC / 0% CPR	50% PPC / 13.5% CPR	75% PPC / 20.25% CPR	100% PPC / 27% CPR	125% PPC / 33.75% CPR	150% PPC / 40.5% CPR
AV-2	Average Life (yrs)	18.79	8.07	6.72	6.11	5.78	4.38
	First Principal Period	37	37	37	42	51	33
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	307	150	95	57	27	31
AV-3	Average Life (yrs)	11.36	1.86	1.30	1.00	0.82	0.69
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	226	46	31	23	19	15
	Prin Pmt Window (mos)	226	46	31	23	19	15
AV-4	Average Life (yrs)	22.27	5.94	4.06	3.00	2.22	1.82
	First Principal Period	226	46	31	23	19	15
	Last Principal Period	311	111	76	57	35	28
	Prin Pmt Window (mos)	86	66	46	35	17	14
AV-5	Average Life (yrs)	27.83	13.33	9.31	6.99	5.40	3.77
	First Principal Period	311	111	76	57	35	28
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	33	76	56	42	43	36
AF	Average Life (yrs)	17.15	6.07	4.33	3.34	2.70	2.22
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	343	186	131	98	77	63
M-1	Average Life (yrs)	26.03	10.37	7.19	5.48	4.76	4.80
	First Principal Period	259	60	41	39	43	48
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	85	127	91	60	35	16
M-2	Average Life (yrs)	26.03	10.37	7.19	5.45	4.58	4.23
	First Principal Period	258	60	41	38	40	43
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	86	127	91	61	38	21
M-3	Average Life (yrs)	26.03	10.37	7.19	5.44	4.52	4.06
	First Principal Period	258	60	41	38	39	41
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	86	127	91	61	39	23
M-4	Average Life (yrs)	26.03	10.37	7.19	5.44	4.49	4.01
	First Principal Period	258	60	41	38	39	40
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	86	127	91	61	39	24
M-5	Average Life (yrs)	26.03	10.37	7.19	5.43	4.47	3.96
	First Principal Period	258	60	41	37	38	39
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	86	127	91	62	40	25
M-6	Average Life (yrs)	26.03	10.37	7.19	5.42	4.46	3.94
	First Principal Period	258	60	41	37	38	38
	Last Principal Period	343	186	131	98	77	63
	Prin Pmt Window (mos)	86	127	91	62	40	26



Sensitivity Analysis - To Maturity

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0% CPR	13.5% CPR	20.25% CPR	27% CPR	33.75% CPR	40.5% CPR
AV-2	Average Life (yrs)	18.85	8.65	7.39	6.91	6.90	5.80
	First Principal Period	37	37	37	42	51	33
	Last Principal Period	359	331	274	217	174	143
	Prin Pmt Window (mos)	323	295	238	176	124	111
AV-3	Average Life (yrs)	11.36	1.86	1.30	1.00	0.82	0.69
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	226	46	31	23	19	15
	Prin Pmt Window (mos)	226	46	31	23	19	15
AV-4	Average Life (yrs)	22.27	5.94	4.06	3.00	2.22	1.82
	First Principal Period	226	46	31	23	19	15
	Last Principal Period	311	111	76	57	35	28
	Prin Pmt Window (mos)	86	66	46	35	17	14
AV-5	Average Life (yrs)	28.09	15.09	10.83	8.22	6.41	4.60
	First Principal Period	311	111	76	57	35	28
	Last Principal Period	359	333	279	223	180	149
	Prin Pmt Window (mos)	49	223	204	167	146	122
AF	Average Life (yrs)	17.20	6.58	4.81	3.76	3.05	2.52
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	342	303	250	206	171
	Prin Pmt Window (mos)	359	342	303	250	206	171
M-1	Average Life (yrs)	26.17	11.26	7.93	6.08	5.26	5.21
	First Principal Period	259	60	41	39	43	48
	Last Principal Period	358	322	267	214	174	143
	Prin Pmt Window (mos)	100	263	227	176	132	96
M-2	Average Life (yrs)	26.16	11.21	7.87	6.00	5.02	4.59
	First Principal Period	258	60	41	38	40	43
	Last Principal Period	357	290	221	170	136	111
	Prin Pmt Window (mos)	100	231	181	133	97	69
M-3	Average Life (yrs)	26.16	11.14	7.80	5.93	4.92	4.39
	First Principal Period	258	60	41	38	39	41
	Last Principal Period	355	269	200	153	122	99
	Prin Pmt Window (mos)	98	210	160	116	84	59
M-4	Average Life (yrs)	26.15	11.07	7.74	5.88	4.85	4.30
	First Principal Period	258	60	41	38	39	40
	Last Principal Period	354	258	189	144	115	94
	Prin Pmt Window (mos)	97	199	149	107	77	55
M-5	Average Life (yrs)	26.14	10.97	7.66	5.80	4.78	4.21
	First Principal Period	258	60	41	37	38	39
	Last Principal Period	353	245	178	135	107	87
	Prin Pmt Window (mos)	96	186	138	99	70	49
M-6	Average Life (yrs)	26.12	10.84	7.55	5.71	4.70	4.13
	First Principal Period	258	60	41	37	38	38
	Last Principal Period	351	230	166	126	99	81
	Prin Pmt Window (mos)	94	171	126	90	62	44

Net WAC Cap and Effective Maximum Rate for the Class AV-2 Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N / A	N / A	34	6.41	7.75	67	6.38	9.73
2	6.43	8.00	35	7.09	8.60	68	6.59	10.05
3	6.65	8.00	36	6.40	8.51	69	6.38	9.71
4	6.43	8.00	37	6.62	8.79	70	6.38	9.70
5	6.43	8.00	38	6.40	8.50	71	7.06	10.73
6	6.64	8.00	39	6.62	8.78	72	6.37	9.68
7	6.43	8.00	40	6.40	8.49	73	6.59	10.00
8	6.64	8.00	41	6.40	8.50	74	6.37	9.66
9	6.42	8.00	42	6.61	9.38	75	6.58	9.97
10	6.42	8.00	43	6.40	9.07	76	6.37	9.64
11	7.11	8.00	44	6.61	9.36	77	6.37	9.63
12	6.42	8.00	45	6.40	9.05	78	6.58	9.94
13	6.63	8.00	46	6.40	9.04	79	6.37	9.61
14	6.42	8.00	47	6.84	9.67	80	6.58	9.92
15	6.63	8.00	48	6.40	9.62	81	6.37	9.59
16	6.42	8.00	49	6.61	9.93	82	6.37	9.58
17	6.42	8.00	50	6.39	9.60	83	7.05	10.60
18	6.63	8.00	51	6.61	9.91	84	6.36	9.56
19	6.42	8.00	52	6.39	9.58	85	6.58	9.87
20	6.63	8.00	53	6.39	9.57	86	6.36	9.54
21	6.41	8.00	54	6.60	10.04	87	6.57	9.85
22	6.41	8.00	55	6.39	9.70	88	6.36	9.52
23	7.10	8.00	56	6.60	10.02	89	6.36	9.51
24	6.41	8.00	57	6.39	9.68	90	6.57	9.82
25	6.63	8.00	58	6.39	9.67	91	6.36	9.49
26	6.41	8.00	59	7.07	10.70	92	6.57	9.80
27	6.62	8.00	60	6.39	9.80	93	6.36	9.47
28	6.41	8.00	61	6.60	10.12	94	6.36	9.46
29	6.41	8.00	62	6.38	9.78	95	6.79	10.11
30	6.62	8.03	63	6.60	10.10	96	6.35	9.44
31	6.41	7.77	64	6.38	9.76	97	6.57	9.75
32	6.62	8.02	65	6.38	9.75	98	6.35	9.42
33	6.41	7.76	66	6.59	10.07	99	N / A	9.73

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.09% and 1.15% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Net WAC Cap and Effective Maximum Rate for the Class AV-3, AV-4 and AV-5 Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N / A	N / A	34	6.11	7.14	67	6.11	8.65
2	5.97	7.40	35	6.76	7.91	68	6.32	8.93
3	6.17	7.40	36	6.15	7.74	69	6.11	8.63
4	5.97	7.40	37	6.36	7.99	70	6.11	8.62
5	5.97	7.40	38	6.15	7.73	71	6.76	9.53
6	6.17	7.40	39	6.36	7.98	72	6.11	8.60
7	5.97	7.40	40	6.15	7.72	73	6.31	8.88
8	6.16	7.40	41	6.15	7.72	74	6.11	8.58
9	5.97	7.40	42	6.35	8.47	75	6.31	8.86
10	5.96	7.40	43	6.15	8.19	76	6.10	8.56
11	6.60	7.40	44	6.35	8.45	77	6.10	8.55
12	5.96	7.40	45	6.14	8.17	78	6.30	8.83
13	6.16	7.40	46	6.14	8.17	79	6.10	8.53
14	5.96	7.40	47	6.56	8.72	80	6.30	8.81
15	6.16	7.40	48	6.14	8.63	81	6.10	8.51
16	5.96	7.40	49	6.34	8.91	82	6.10	8.50
17	5.96	7.40	50	6.14	8.61	83	6.75	9.40
18	6.16	7.40	51	6.34	8.89	84	6.09	8.48
19	5.96	7.40	52	6.13	8.59	85	6.29	8.76
20	6.16	7.40	53	6.13	8.59	86	6.09	8.46
21	5.96	7.40	54	6.34	8.97	87	6.29	8.74
22	5.96	7.40	55	6.13	8.67	88	6.09	8.45
23	6.60	7.40	56	6.33	8.95	89	6.09	8.44
24	6.12	7.40	57	6.13	8.65	90	6.29	8.71
25	6.32	7.40	58	6.13	8.64	91	6.08	8.42
26	6.12	7.40	59	6.78	9.56	92	6.29	8.69
27	6.32	7.40	60	6.12	8.72	93	6.08	8.40
28	6.11	7.39	61	6.33	9.00	94	6.08	8.39
29	6.11	7.40	62	6.12	8.70	95	6.50	8.96
30	6.32	7.39	63	6.32	8.98	96	6.08	8.37
31	6.11	7.15	64	6.12	8.68	97	6.28	8.64
32	6.31	7.39	65	6.12	8.67	98	6.08	8.35
33	6.11	7.14	66	6.32	8.95	99	N / A	8.62

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.09% and 1.15% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Net WAC Cap and Effective Maximum Rate for the Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N / A	N / A	34	6.29	8.30	67	6.25	9.12
2	6.29	8.30	35	6.96	8.30	68	6.46	9.41
3	6.50	8.30	36	6.30	8.16	69	6.25	9.10
4	6.29	8.30	37	6.51	8.42	70	6.25	9.09
5	6.28	8.30	38	6.29	8.13	71	6.92	10.05
6	6.49	8.30	39	6.50	8.39	72	6.25	9.07
7	6.28	8.30	40	6.29	8.10	73	6.45	9.36
8	6.49	8.30	41	6.29	8.10	74	6.24	9.05
9	6.28	8.30	42	6.49	8.89	75	6.45	9.34
10	6.28	8.30	43	6.28	8.59	76	6.24	9.03
11	6.95	8.30	44	6.49	8.86	77	6.24	9.02
12	6.28	8.30	45	6.28	8.57	78	6.45	9.31
13	6.49	8.30	46	6.28	8.56	79	6.24	9.00
14	6.28	8.30	47	6.71	9.15	80	6.44	9.29
15	6.48	8.30	48	6.27	9.06	81	6.24	8.98
16	6.27	8.30	49	6.48	9.35	82	6.23	8.97
17	6.27	8.30	50	6.27	9.04	83	6.90	9.91
18	6.48	8.30	51	6.48	9.33	84	6.23	8.94
19	6.27	8.30	52	6.27	9.02	85	6.44	9.23
20	6.48	8.30	53	6.27	9.01	86	6.23	8.92
21	6.27	8.30	54	6.48	9.43	87	6.44	9.21
22	6.27	8.30	55	6.27	9.12	88	6.23	8.90
23	6.94	8.30	56	6.47	9.41	89	6.23	8.89
24	6.30	8.30	57	6.26	9.10	90	6.43	9.18
25	6.51	8.30	58	6.26	9.09	91	6.22	8.87
26	6.30	8.30	59	6.93	10.05	92	6.43	9.16
27	6.51	8.30	60	6.26	9.19	93	6.22	8.85
28	6.30	8.30	61	6.47	9.49	94	6.22	8.84
29	6.30	8.30	62	6.26	9.17	95	6.65	9.44
30	6.50	8.30	63	6.46	9.47	96	6.22	8.82
31	6.29	8.30	64	6.25	9.15	97	6.43	9.11
32	6.50	8.30	65	6.25	9.14	98	6.22	8.80
33	6.29	8.30	66	6.46	9.43	99	N / A	9.09

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.09% and 1.15% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

Excess Spread [3]

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
1	4.01	1.0900	1.1500	4.01	34	4.59	3.4034	3.5425	3.10	67	4.57	4.8005	4.9445	2.68
2	4.81	1.1093	1.1766	4.79	35	4.74	3.4764	3.5904	3.41	68	4.62	4.8387	4.9576	2.81
3	4.85	1.1264	1.2059	4.81	36	4.58	3.5431	3.6391	3.29	69	4.56	4.8782	4.9703	2.60
4	4.79	1.1502	1.2429	4.73	37	4.62	3.4975	3.6825	3.45	70	4.56	4.9146	4.9830	2.56
5	4.78	1.1680	1.2908	4.71	38	4.58	3.5629	3.7450	3.25	71	4.72	4.9515	4.9927	3.03
6	4.82	1.2367	1.3480	4.69	39	4.65	3.6250	3.8089	3.34	72	4.56	4.9856	5.0025	2.53
7	4.77	1.2533	1.4089	4.61	40	4.61	3.6852	3.8686	3.16	73	4.61	4.8805	5.0141	2.79
8	4.81	1.2845	1.4955	4.63	41	4.61	3.7480	3.9332	3.11	74	4.56	4.9128	5.0449	2.58
9	4.75	1.3374	1.5943	4.52	42	4.67	3.8094	3.9916	3.39	75	4.61	4.9469	5.0768	2.72
10	4.75	1.4481	1.7013	4.41	43	4.61	3.8686	4.0490	3.20	76	4.55	4.9768	5.1086	2.51
11	4.89	1.4913	1.7961	4.55	44	4.66	3.9283	4.0823	3.28	77	4.55	5.0079	5.1384	2.48
12	4.73	1.6253	1.9084	4.23	45	4.61	3.9870	4.1125	3.08	78	4.60	5.0399	5.1715	2.69
13	4.78	1.7940	1.9980	4.14	46	4.61	4.0490	4.1421	3.02	79	4.55	5.0690	5.1983	2.49
14	4.72	1.8699	2.0736	3.99	47	4.71	4.1062	4.1717	3.25	80	4.60	5.0989	5.2035	2.63
15	4.76	1.9494	2.1542	3.99	48	4.60	4.1597	4.1966	3.02	81	4.54	5.1286	5.2078	2.42
16	4.71	2.0270	2.2301	3.83	49	4.65	4.0625	4.2224	3.25	82	4.54	5.1286	5.2078	2.42
17	4.70	2.1032	2.3059	3.75	50	4.60	4.1118	4.2743	3.05	83	4.70	5.1286	5.2078	2.93
18	4.74	2.1814	2.3864	3.76	51	4.65	4.1607	4.3217	3.15	84	4.54	5.1286	5.2078	2.42
19	4.68	2.2578	2.4585	3.59	52	4.59	4.2119	4.3702	2.95	85	4.59	5.1286	5.2078	2.59
20	4.73	2.3366	2.5390	3.60	53	4.59	4.2599	4.4207	2.90	86	4.54	5.1286	5.2078	2.41
21	4.67	2.4118	2.6231	3.44	54	4.64	4.3078	4.4670	3.14	87	4.59	5.1286	5.2078	2.58
22	4.66	2.4847	2.7026	3.36	55	4.59	4.3562	4.5117	2.94	88	4.53	5.1286	5.2078	2.40
23	4.81	2.5632	2.7843	3.58	56	4.64	4.4029	4.5475	3.04	89	4.53	5.1286	5.2078	2.39
24	4.68	2.6356	2.8727	3.70	57	4.58	4.4486	4.5798	2.84	90	4.58	5.1286	5.2078	2.56
25	4.72	2.7410	2.9477	3.70	58	4.58	4.4957	4.6128	2.79	91	4.53	5.1286	5.2078	2.38
26	4.66	2.8156	3.0219	3.52	59	4.74	4.5412	4.6454	3.22	92	4.58	5.1286	5.2078	2.54
27	4.70	2.8911	3.0983	3.55	60	4.58	4.5831	4.6758	2.81	93	4.52	5.1286	5.2078	2.36
28	4.64	2.9658	3.1711	3.36	61	4.63	4.5579	4.7083	2.98	94	4.52	5.1286	5.2078	2.36
29	4.63	3.0428	3.2449	3.29	62	4.57	4.5989	4.7477	2.78	95	4.63	5.1286	5.2078	2.70
30	4.68	3.1171	3.3227	3.52	63	4.63	4.6400	4.7883	2.90	96	4.52	5.1286	5.2078	2.35
31	4.62	3.1878	3.3889	3.33	64	4.57	4.6814	4.8300	2.69	97	4.57	5.1286	5.2078	2.51
32	4.66	3.2617	3.4415	3.37	65	4.57	4.7212	4.8683	2.65	98	4.52	5.1286	5.2078	2.34
33	4.60	3.3331	3.4953	3.18	66	4.62	4.7631	4.9076	2.89					

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.09% and 1.15% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee and the trustee fee), less the aggregate interest on the Certificates. divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL
Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,653	
Aggregate Current Principal Balance:	$1,000,000,022.61	$59,766.04 - $669,231.48
Average Current Principal Balance:	$176,897.23	
Aggregate Original Principal Balance:	$1,001,263,016.00	$60,000.00 - $670,000.00
Average Original Principal Balance:	$177,120.65	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.003%	5.200% - 12.550%
Wtd. Avg. Original Term (months):	356	180 - 360
Wtd. Avg. Remaining Term (months):	355	178 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.473%	4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.216%	11.200% - 18.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.216%	5.200% - 12.550%
Wtd. Avg. Original LTV:	83.19%	16.67% - 95.00%
Wtd. Avg. Borrower FICO:	615	500 – 804
Geographic Distribution (Top 5):	CA 29.31%	
	FL 9.05%	
	NY 8.57%	
	IL 7.15%	
	AZ 3.77%	



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2 Yr Fixed/Adjustable Rate	2,682	$468,715,356.31	46.87	358	38.61	7.263	600	85.11
3 Yr Fixed/Adjustable Rate	917	160,989,888.09	16.10	358	38.31	7.081	610	85.22
Fixed Rate	2,054	370,294,778.21	37.03	349	38.98	6.640	637	79.87
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,438	$115,356,325.00	11.52	350	36.86	7.627	599	82.05
100,000.01 - 150,000.00	1,494	186,095,981.00	18.59	353	37.52	7.321	601	83.59
150,000.01 - 200,000.00	978	169,582,978.00	16.94	354	39.39	7.145	607	83.40
200,000.01 - 250,000.00	613	137,708,611.00	13.75	356	39.29	6.944	610	82.74
250,000.01 - 300,000.00	375	102,215,570.00	10.21	356	39.05	6.842	619	83.82
300,000.01 - 350,000.00	300	97,450,527.00	9.73	358	40.27	6.625	630	83.82
350,000.01 - 400,000.00	199	74,765,102.00	7.47	356	39.31	6.457	643	84.72
400,000.01 - 450,000.00	114	48,446,010.00	4.84	355	39.28	6.552	638	83.04
450,000.01 - 500,000.00	128	61,781,862.00	6.17	356	37.99	6.585	634	81.96
500,000.01 - 550,000.00	7	3,705,000.00	0.37	359	40.14	5.899	649	80.93
550,000.01 - 600,000.00	6	3,485,050.00	0.35	339	39.35	6.810	629	74.20
650,000.01 - 700,000.00	1	670,000.00	0.07	359	50.00	5.250	783	31.16
Total:	5,653	$1,001,263,016.00	100.00	355	38.70	7.003	615	83.19

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,441	$115,507,782.14	11.55	350	36.87	7.623	600	82.01
100,000.01 - 150,000.00	1,494	186,016,377.66	18.60	353	37.52	7.323	601	83.64
150,000.01 - 200,000.00	975	168,919,817.95	16.89	354	39.37	7.146	607	83.37
200,000.01 - 250,000.00	613	137,539,944.84	13.75	356	39.29	6.944	610	82.74
250,000.01 - 300,000.00	381	103,884,443.39	10.39	356	39.15	6.824	619	83.64
300,000.01 - 350,000.00	297	96,576,492.73	9.66	357	40.03	6.645	631	84.06
350,000.01 - 400,000.00	196	73,611,242.62	7.36	357	39.50	6.449	643	84.67
400,000.01 - 450,000.00	114	48,389,673.35	4.84	355	39.28	6.552	638	83.04
450,000.01 - 500,000.00	128	61,702,459.47	6.17	356	37.99	6.586	634	81.96
500,000.01 - 550,000.00	7	3,701,218.56	0.37	359	40.14	5.899	649	80.93
550,000.01 - 600,000.00	6	3,481,338.42	0.35	339	39.35	6.810	629	74.20
650,000.01 - 700,000.00	1	669,231.48	0.07	359	50.00	5.250	783	31.16
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	107	$13,591,084.41	1.36	179	35.99	6.757	630	76.45
181 - 240	83	13,201,538.15	1.32	239	40.18	6.427	636	76.77
301 - 360	5,463	973,207,400.05	97.32	359	38.72	7.014	615	83.37
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	160	$48,260,283.57	4.83	352	38.79	5.324	681	74.99
5.500 - 5.999	578	137,023,610.48	13.70	352	39.68	5.762	653	79.27
6.000 - 6.499	721	143,786,444.86	14.38	354	38.66	6.248	631	81.63
6.500 - 6.999	1,148	214,317,555.90	21.43	354	38.45	6.736	621	84.77
7.000 - 7.499	922	152,612,971.26	15.26	355	38.63	7.240	604	86.20
7.500 - 7.999	913	141,787,087.12	14.18	356	38.24	7.716	593	86.21
8.000 - 8.499	564	78,754,922.34	7.88	356	38.69	8.217	581	84.75
8.500 - 8.999	375	47,213,752.15	4.72	358	38.23	8.683	575	84.96
9.000 - 9.499	125	15,817,564.75	1.58	357	38.66	9.191	557	82.11
9.500 - 9.999	65	8,725,984.80	0.87	354	38.10	9.727	548	75.57
10.000 - 10.499	22	2,901,448.81	0.29	359	42.34	10.211	545	73.60
10.500 - 10.999	29	4,367,654.12	0.44	359	41.91	10.704	526	65.70
11.000 - 11.499	11	1,585,167.71	0.16	350	42.10	11.258	537	64.21
11.500 - 11.999	16	2,300,157.66	0.23	359	36.25	11.751	549	62.31
12.000 - 12.499	3	458,661.25	0.05	357	44.06	12.203	578	60.00
12.500 - 12.999	1	86,755.83	0.01	358	31.00	12.550	502	70.00
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	12	$1,151,554.40	0.12	348	30.95	6.586	615	22.23
25.01 - 30.00	4	377,443.31	0.04	314	31.33	7.593	555	28.37
30.01 - 35.00	8	1,645,402.33	0.16	359	41.51	6.337	694	32.02
35.01 - 40.00	17	2,007,105.36	0.20	325	34.12	6.781	597	37.26
40.01 - 45.00	35	6,073,823.92	0.61	351	37.66	6.366	638	42.65
45.01 - 50.00	63	10,745,418.60	1.07	344	39.23	6.430	625	48.20
50.01 - 55.00	69	10,774,195.64	1.08	344	36.83	6.570	629	52.85
55.01 - 60.00	121	22,421,307.74	2.24	355	38.63	7.212	609	58.15
60.01 - 65.00	167	31,395,505.87	3.14	348	39.00	6.798	606	63.41
65.01 - 70.00	275	49,171,974.29	4.92	353	38.56	7.114	598	68.86
70.01 - 75.00	437	78,688,555.99	7.87	354	40.04	7.014	599	74.00
75.01 - 80.00	881	157,851,488.68	15.79	353	38.24	6.820	609	79.35
80.01 - 85.00	788	135,449,891.78	13.54	355	39.27	6.926	601	84.40
85.01 - 90.00	1,619	278,955,662.14	27.90	356	37.76	7.151	615	89.64
90.01 - 95.00	1,157	213,290,692.56	21.33	356	39.58	7.050	640	94.76
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	219	$36,377,357.58	3.64	357	42.16	8.392	510	76.02
520 - 539	417	61,718,804.39	6.17	356	39.59	7.988	530	76.61
540 - 559	613	94,761,362.71	9.48	356	39.02	7.550	551	80.78
560 - 579	597	92,354,853.11	9.24	357	39.68	7.470	569	81.14
580 - 599	698	114,254,384.88	11.43	355	38.86	7.179	589	84.40
600 - 619	816	146,973,865.49	14.70	356	38.39	6.893	609	85.49
620 - 639	758	139,141,076.33	13.91	353	38.72	6.725	629	85.95
640 - 659	530	103,320,080.54	10.33	353	38.21	6.682	649	85.78
660 - 679	357	72,242,939.50	7.22	353	37.61	6.525	668	84.96
680 - 699	242	49,374,578.19	4.94	351	38.31	6.374	688	84.70
700 - 719	156	31,881,074.51	3.19	354	36.99	6.295	708	81.29
720 - 739	109	23,489,591.34	2.35	355	36.56	6.279	728	82.99
740 - 759	67	15,424,455.96	1.54	351	39.16	6.027	749	80.97
760 - 779	58	14,996,880.27	1.50	355	36.19	6.049	768	77.99
780 - 799	14	3,274,134.38	0.33	355	41.68	6.012	788	65.97
800 or greater	2	414,583.43	0.04	358	30.26	5.471	803	53.15
Total:	**5,653**	**$1,000,000,022.61**	**100.00**	**355**	**38.70**	**7.003**	**615**	**83.19**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	321	$52,591,549.36	5.26	356	15.06	6.943	630	82.29
20.01 - 25.00	354	56,193,988.29	5.62	350	23.40	7.017	622	80.34
25.01 - 30.00	554	89,307,726.25	8.93	355	28.21	7.103	618	82.75
30.01 - 35.00	753	128,485,458.34	12.85	355	33.10	6.993	618	83.18
35.01 - 40.00	974	170,422,942.68	17.04	354	38.13	7.031	616	83.70
40.01 - 45.00	1,098	202,460,658.33	20.25	356	42.98	7.011	614	84.24
45.01 - 50.00	1,420	268,452,114.79	26.85	355	48.14	6.964	610	85.04
50.01 - 55.00	179	32,085,584.57	3.21	354	52.89	6.962	606	66.12
Total:	**5,653**	**$1,000,000,022.61**	**100.00**	**355**	**38.70**	**7.003**	**615**	**83.19**



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,141	$293,110,001.93	29.31	356	39.41	6.561	626	80.54
Florida	624	90,518,363.75	9.05	353	38.67	7.124	611	85.03
New York	316	85,703,369.16	8.57	354	40.08	6.905	622	80.05
Illinois	424	71,549,801.48	7.15	357	38.89	7.510	609	86.32
Arizona	297	37,718,099.07	3.77	351	37.87	7.057	614	86.11
Texas	287	35,415,449.30	3.54	344	37.58	7.438	605	82.50
Maryland	160	33,631,042.44	3.36	353	40.08	7.011	611	85.32
Michigan	245	29,134,372.02	2.91	357	37.47	7.536	595	86.50
Ohio	271	26,898,822.87	2.69	357	37.85	7.524	603	87.93
Massachusetts	115	26,255,665.67	2.63	354	39.47	7.104	611	78.87
Minnesota	140	23,759,724.01	2.38	357	37.31	7.126	609	83.47
Connecticut	117	22,337,588.68	2.23	358	38.46	7.059	616	80.58
Colorado	106	20,311,700.60	2.03	357	40.19	6.878	615	84.32
Nevada	106	19,402,501.21	1.94	355	38.34	7.163	615	86.51
Washington	94	17,365,223.15	1.74	353	38.39	7.045	618	85.64
Pennsylvania	118	16,519,164.33	1.65	350	39.23	7.180	604	83.95
Georgia	101	15,556,925.15	1.56	355	36.87	7.213	609	86.87
Hawaii	48	14,151,227.77	1.42	347	37.54	6.112	631	81.44
Missouri	118	12,419,230.09	1.24	357	37.54	7.692	593	84.87
Utah	67	11,691,021.54	1.17	357	36.06	7.044	628	86.86
Wisconsin	84	10,770,360.43	1.08	357	38.41	7.512	592	86.94
Rhode Island	57	10,423,056.96	1.04	359	37.35	6.634	617	80.26
Tennessee	72	8,366,662.43	0.84	351	36.10	7.556	594	86.72
North Carolina	59	8,288,629.67	0.83	358	36.27	7.583	602	83.61
Indiana	76	7,323,316.68	0.73	358	34.02	7.584	600	86.13
Louisiana	63	7,112,282.73	0.71	349	38.15	7.476	595	87.09
Oregon	34	6,290,465.36	0.63	359	38.28	7.328	605	82.96
Alabama	41	4,645,974.34	0.46	351	34.12	7.250	608	81.15
Kentucky	39	4,274,555.99	0.43	355	37.93	7.325	609	86.88
Iowa	32	3,588,636.23	0.36	359	37.66	7.243	621	87.87
Kansas	32	3,578,236.46	0.36	359	37.65	7.508	589	87.10
New Jersey	11	2,907,742.90	0.29	358	33.57	7.021	657	90.43
Maine	16	2,806,855.42	0.28	359	35.54	6.706	605	80.25
Mississippi	20	2,377,596.09	0.24	350	38.34	7.099	619	87.13
Nebraska	18	1,910,067.97	0.19	359	35.24	7.206	624	87.62
Oklahoma	20	1,858,670.19	0.19	359	39.53	7.944	596	87.72
New Hampshire	12	1,696,800.82	0.17	359	38.68	7.853	607	77.82
South Carolina	16	1,657,718.86	0.17	354	38.82	7.441	605	88.56
Delaware	12	1,552,068.70	0.16	359	39.21	7.362	588	83.89
Alaska	9	1,333,958.31	0.13	359	33.57	7.071	617	90.50
New Mexico	10	1,245,644.46	0.12	358	41.67	7.704	608	89.15
Wyoming	7	674,884.31	0.07	359	33.02	7.403	556	85.43
Idaho	5	573,317.89	0.06	359	34.28	7.914	585	90.14
South Dakota	4	435,417.45	0.04	359	30.35	7.031	583	87.24
Montana	4	401,873.99	0.04	358	36.77	7.621	608	89.55
Arkansas	3	262,499.58	0.03	359	41.69	8.434	574	91.68
North Dakota	1	102,512.52	0.01	359	48.00	6.800	594	95.00
Vermont	1	90,921.65	0.01	359	42.00	6.750	611	84.26
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	5,026	$910,326,018.34	91.03	354	39.23	6.967	612	83.02
Non-Owner Occupied	581	80,289,777.13	8.03	356	32.63	7.467	653	85.51
Second Home	46	9,384,227.14	0.94	359	39.21	6.487	652	79.60
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	3,959	$665,745,297.27	66.57	354	39.43	6.884	610	82.91
Stated Documentation	1,392	276,154,336.53	27.62	355	37.42	7.273	630	83.97
Limited Documentation	302	58,100,388.81	5.81	352	36.34	7.083	607	82.65
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance - Debt Consolidation Cashout**	3,931	$713,932,079.11	71.39	354	39.18	6.953	608	81.66
Purchase	1,331	222,179,749.21	22.22	357	37.39	7.184	636	88.89
Refinance - Debt Consolidation No Cash Out***	391	63,888,194.29	6.39	352	37.88	6.931	622	80.43
Total:	5,653	$1,000,000,022.61	100.00	355	38.70	7.003	615	83.19

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	172	$37,138,279.76	3.71	355	39.54	7.084	612	81.15
A-	14	2,816,367.06	0.28	359	38.49	7.712	540	77.98
B	10	1,612,440.01	0.16	358	41.32	8.379	537	74.91
C	16	2,404,706.13	0.24	349	40.71	9.152	535	71.59
C-	28	5,553,184.78	0.56	359	41.58	8.759	559	81.67
I	3,889	697,301,669.78	69.73	354	38.46	6.774	629	84.44
II	469	83,022,085.74	8.30	355	39.16	7.072	594	82.72
III	451	73,718,288.21	7.37	356	38.49	7.270	581	83.34
IV	336	52,889,897.30	5.29	356	39.24	7.752	580	81.40
V	184	30,206,550.72	3.02	357	39.83	8.051	560	70.83
VI	84	13,336,553.12	1.33	358	40.73	10.045	550	65.72
Total:	**5,653**	**$1,000,000,022.61**	**100.00**	**355**	**38.70**	**7.003**	**615**	**83.19**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	4,309	$751,595,800.48	75.16	354	38.80	6.995	612	83.24
PUD Detached	477	93,785,668.31	9.38	355	38.90	6.839	622	84.24
Two-to Four-Family	412	84,428,367.18	8.44	356	38.14	7.188	630	81.52
Condominium	300	51,561,160.47	5.16	358	37.93	7.063	619	84.31
Manufactured Housing	115	11,938,821.97	1.19	353	38.13	7.341	612	76.92
PUD Attached	33	5,693,016.71	0.57	359	39.72	6.666	641	85.60
Single Family Attached	7	997,187.49	0.10	359	34.57	7.621	631	87.14
Total:	**5,653**	**$1,000,000,022.61**	**100.00**	**355**	**38.70**	**7.003**	**615**	**83.19**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,352	$232,433,587.98	23.24	355	38.75	7.296	609	84.65
12	352	82,669,391.43	8.27	353	39.63	6.921	625	79.76
24	1,763	305,665,746.39	30.57	358	38.56	7.239	601	84.93
36	2,186	379,231,296.81	37.92	352	38.58	6.651	629	81.64
Total:	**5,653**	**$1,000,000,022.61**	**100.00**	**355**	**38.70**	**7.003**	**615**	**83.19**





Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	5,170	$801,115,597.56	80.11	354	38.62	7.129	610	83.21
Non-Conforming	483	198,884,425.05	19.89	356	39.02	6.495	638	83.10
Total:	**5,653**	**$1,000,000,022.61**	**100.00**	**355**	**38.70**	**7.003**	**615**	**83.19**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	59	$14,839,943.91	2.36	357	38.48	5.344	647	83.94
11.500 - 11.999	245	58,379,970.53	9.27	358	39.30	5.793	637	83.63
12.000 - 12.499	388	77,057,168.21	12.24	358	38.12	6.266	625	84.51
12.500 - 12.999	722	137,301,636.05	21.80	358	38.03	6.746	618	86.28
13.000 - 13.499	655	112,773,045.38	17.91	358	38.66	7.242	599	86.99
13.500 - 13.999	648	103,540,197.51	16.44	358	38.67	7.721	586	86.29
14.000 - 14.499	417	62,198,578.66	9.88	359	38.70	8.214	577	84.87
14.500 - 14.999	260	34,702,386.64	5.51	358	38.08	8.688	569	85.23
15.000 - 15.499	82	10,825,777.67	1.72	359	39.01	9.185	558	81.34
15.500 - 15.999	48	7,009,286.59	1.11	359	38.85	9.732	545	76.34
16.000 - 16.499	19	2,576,903.11	0.41	359	41.73	10.207	548	72.93
16.500 - 16.999	27	4,219,861.01	0.67	359	42.51	10.705	525	65.12
17.000 - 17.499	10	1,513,919.68	0.24	358	42.06	11.254	538	63.94
17.500 - 17.999	15	2,221,152.37	0.35	359	36.08	11.757	550	62.03
18.000 - 18.499	3	458,661.25	0.07	357	44.06	12.203	578	60.00
18.500 - 18.999	1	86,755.83	0.01	358	31.00	12.550	502	70.00
Total:	**3,599**	**$629,705,244.40**	**100.00**	**358**	**38.53**	**7.216**	**603**	**85.14**



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	59	$14,839,943.91	2.36	357	38.48	5.344	647	83.94
5.500 - 5.999	245	58,379,970.53	9.27	358	39.30	5.793	637	83.63
6.000 - 6.499	388	77,057,168.21	12.24	358	38.12	6.266	625	84.51
6.500 - 6.999	722	137,301,636.05	21.80	358	38.03	6.746	618	86.28
7.000 - 7.499	655	112,773,045.38	17.91	358	38.66	7.242	599	86.99
7.500 - 7.999	648	103,540,197.51	16.44	358	38.67	7.721	586	86.29
8.000 - 8.499	417	62,198,578.66	9.88	359	38.70	8.214	577	84.87
8.500 - 8.999	260	34,702,386.64	5.51	358	38.08	8.688	569	85.23
9.000 - 9.499	82	10,825,777.67	1.72	359	39.01	9.185	558	81.34
9.500 - 9.999	48	7,009,286.59	1.11	359	38.85	9.732	545	76.34
10.000 - 10.499	19	2,576,903.11	0.41	359	41.73	10.207	548	72.93
10.500 - 10.999	27	4,219,861.01	0.67	359	42.51	10.705	525	65.12
11.000 - 11.499	10	1,513,919.68	0.24	358	42.06	11.254	538	63.94
11.500 - 11.999	15	2,221,152.37	0.35	359	36.08	11.757	550	62.03
12.000 - 12.499	3	458,661.25	0.07	357	44.06	12.203	578	60.00
12.500 - 12.999	1	86,755.83	0.01	358	31.00	12.550	502	70.00
Total:	**3,599**	**$629,705,244.40**	**100.00**	**358**	**38.53**	**7.216**	**603**	**85.14**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	1,904	$305,522,233.31	48.52	358	38.42	7.334	602	85.58
4.750 - 4.999	2	298,740.53	0.05	359	34.71	6.821	586	76.28
5.000 - 5.249	1	199,785.17	0.03	359	12.00	5.600	655	80.00
5.250 - 5.499	1	131,314.63	0.02	358	43.00	6.600	602	85.00
5.500 - 5.749	164	36,291,438.78	5.76	359	39.21	7.290	596	81.82
5.750 - 5.999	1	209,788.93	0.03	359	49.00	5.950	566	45.65
6.000 - 6.249	1	137,641.46	0.02	359	38.00	7.200	630	95.00
6.250 - 6.499	5	484,196.57	0.08	359	37.38	7.489	595	81.86
6.500 - 6.749	1,497	283,117,323.68	44.96	358	38.60	7.053	605	85.27
7.000 - 7.249	23	3,312,781.34	0.53	359	37.36	9.705	549	73.96
Total:	**3,599**	**$629,705,244.40**	**100.00**	**358**	**38.53**	**7.216**	**603**	**85.14**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
October 2005	4	$679,652.97	0.11	354	27.05	8.648	622	71.63
November 2005	4	891,928.60	0.14	355	34.60	7.817	644	76.99
December 2005	11	1,689,545.23	0.27	356	40.00	7.883	567	80.76
January 2006	37	6,822,433.41	1.08	357	40.86	7.240	611	84.47
February 2006	912	153,011,256.46	24.30	357	38.59	7.236	602	85.16
March 2006	1,713	305,449,039.64	48.51	359	38.60	7.268	599	85.19
April 2006	1	171,500.00	0.03	360	39.00	7.700	507	70.00
January 2007	15	2,745,587.27	0.44	357	40.80	6.820	615	88.02
February 2007	248	40,169,697.31	6.38	357	38.04	7.011	607	85.04
March 2007	654	118,074,603.51	18.75	359	38.35	7.111	611	85.22
Total:	3,599	$629,705,244.40	100.00	358	38.53	7.216	603	85.14

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	3,599	$629,705,244.40	100.00	358	38.53	7.216	603	85.14
Total:	3,599	$629,705,244.40	100.00	358	38.53	7.216	603	85.14

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	3,599	$629,705,244.40	100.00	358	38.53	7.216	603	85.14
Total:	3,599	$629,705,244.40	100.00	358	38.53	7.216	603	85.14



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,800	
Aggregate Current Principal Balance:	$743,876,177.61	$59,888.12 - $558,939.68
Average Current Principal Balance:	$154,974.20	
Aggregate Original Principal Balance:	$744,794,326.00	$60,000.00 - $559,300.00
Average Original Principal Balance:	$155,165.48	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.154%	5.200% - 12.550%
Wtd. Avg. Original Term (months):	356	180 - 360
Wtd. Avg. Remaining Term (months):	355	178 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.422%	4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.302%	11.200% - 18.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.302%	5.200% - 12.550%
Wtd. Avg. Original LTV:	83.41%	17.50% - 95.00%
Wtd. Avg. Borrower FICO:	608	500 - 804

Geographic Distribution (Top 5):

CA	23.57%
FL	10.44%
IL	8.29%
NY	6.72%
AZ	4.35%


DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed / Adjustable-Rate	2,474	$383,610,828.27	51.57	358	38.62	7.352	597	84.85
3-yr Fixed / Adjustable-Rate	861	137,101,466.59	18.43	358	38.22	7.162	608	85.32
Fixed Rate	1,465	223,163,882.75	30.00	348	38.90	6.808	627	79.75
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,323	$106,100,369.00	14.25	352	36.72	7.641	599	82.17
100,000.01 - 150,000.00	1,401	174,698,606.00	23.46	354	37.53	7.336	600	83.61
150,000.01 - 200,000.00	913	158,246,153.00	21.25	355	39.35	7.168	606	83.59
200,000.01 - 250,000.00	562	126,304,812.00	16.96	357	39.29	6.991	608	83.35
250,000.01 - 300,000.00	349	95,105,451.00	12.77	356	39.21	6.878	617	84.05
300,000.01 - 350,000.00	206	65,651,810.00	8.81	358	40.39	6.674	628	84.08
350,000.01 - 400,000.00	29	10,897,975.00	1.46	359	38.24	6.745	653	83.58
400,000.01 - 450,000.00	9	3,794,850.00	0.51	359	47.55	6.569	652	80.69
450,000.01 - 500,000.00	7	3,435,000.00	0.46	359	39.46	6.712	610	78.38
550,000.01 - 600,000.00	1	559,300.00	0.08	359	30.00	8.200	614	70.00
Total:	4,800	$744,794,326.00	100.00	355	38.63	7.153	608	83.40

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,326	$106,266,099.59	14.29	352	36.74	7.636	599	82.13
100,000.01 - 150,000.00	1,400	174,484,040.31	23.46	354	37.53	7.338	600	83.65
150,000.01 - 200,000.00	911	157,750,355.28	21.21	355	39.34	7.168	606	83.58
200,000.01 - 250,000.00	562	126,155,429.71	16.96	357	39.29	6.991	608	83.35
250,000.01 - 300,000.00	354	96,485,540.55	12.97	356	39.29	6.863	616	83.84
300,000.01 - 350,000.00	201	64,069,057.41	8.61	358	40.30	6.692	628	84.41
350,000.01 - 400,000.00	29	10,885,628.79	1.46	359	38.24	6.745	653	83.59
400,000.01 - 450,000.00	9	3,790,544.72	0.51	359	47.55	6.569	652	80.69
450,000.01 - 500,000.00	7	3,430,541.57	0.46	359	39.46	6.712	610	78.37
550,000.01 - 600,000.00	1	558,939.68	0.08	359	30.00	8.200	614	70.00
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	79	$8,923,579.48	1.20	179	35.91	6.820	629	73.67
181 - 240	64	8,803,826.25	1.18	239	40.01	6.483	627	76.82
301 - 360	4,657	726,148,771.88	97.62	359	38.65	7.166	608	83.61
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	90	$19,538,389.85	2.63	353	39.74	5.334	667	75.03
5.500 - 5.999	406	80,030,464.48	10.76	351	39.62	5.769	647	79.49
6.000 - 6.499	585	100,936,434.20	13.57	352	38.25	6.251	628	81.49
6.500 - 6.999	964	159,944,082.05	21.50	355	38.23	6.736	619	84.35
7.000 - 7.499	813	122,620,485.91	16.48	356	38.56	7.242	602	86.07
7.500 - 7.999	822	116,550,413.69	15.67	356	38.66	7.715	591	86.04
8.000 - 8.499	522	69,920,460.81	9.40	357	38.44	8.216	579	84.62
8.500 - 8.999	343	41,109,741.44	5.53	358	38.28	8.677	574	84.77
9.000 - 9.499	113	14,000,104.84	1.88	357	38.84	9.191	558	83.01
9.500 - 9.999	62	8,086,633.17	1.09	354	38.16	9.725	548	75.43
10.000 - 10.499	22	2,901,448.81	0.39	359	42.34	10.211	545	73.60
10.500 - 10.999	28	4,302,229.30	0.58	359	42.31	10.704	526	65.40
11.000 - 11.499	11	1,585,167.71	0.21	350	42.10	11.258	537	64.21
11.500 - 11.999	15	1,804,704.27	0.24	359	39.62	11.724	532	62.94
12.000 - 12.499	3	458,661.25	0.06	357	44.06	12.203	578	60.00
12.500 - 12.999	1	86,755.83	0.01	358	31.00	12.550	502	70.00
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	10	$978,803.12	0.13	346	32.54	6.612	617	22.65
25.01 - 30.00	3	267,620.65	0.04	297	30.24	7.795	555	28.13
30.01 - 35.00	5	555,194.62	0.07	358	38.19	7.472	624	32.91
35.01 - 40.00	16	1,943,671.03	0.26	323	33.47	6.813	595	37.33
40.01 - 45.00	32	5,212,916.85	0.70	349	38.76	6.455	628	42.83
45.01 - 50.00	51	6,856,038.34	0.92	344	38.00	6.819	595	48.21
50.01 - 55.00	57	8,056,979.44	1.08	344	36.62	6.753	614	52.78
55.01 - 60.00	104	16,383,998.38	2.20	354	38.72	7.446	595	58.19
60.01 - 65.00	134	21,630,565.21	2.91	349	38.64	7.036	590	63.44
65.01 - 70.00	233	37,019,589.20	4.98	352	38.68	7.400	586	68.95
70.01 - 75.00	363	56,879,052.38	7.65	355	40.12	7.254	587	74.08
75.01 - 80.00	734	113,541,014.76	15.26	353	38.42	7.018	596	79.38
80.01 - 85.00	668	101,764,650.31	13.68	356	39.22	7.051	593	84.44
85.01 - 90.00	1,405	213,343,934.33	28.68	357	37.68	7.266	611	89.69
90.01 - 95.00	985	159,442,148.99	21.43	357	39.37	7.122	638	94.78
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	205	$31,429,926.55	4.23	357	41.73	8.492	510	75.43
520 - 539	382	52,949,061.16	7.12	356	39.42	8.020	530	76.43
540 - 559	559	79,791,328.91	10.73	356	38.91	7.619	551	80.62
560 - 579	545	79,020,711.65	10.62	356	39.45	7.539	568	81.41
580 - 599	618	94,175,457.34	12.66	355	39.19	7.221	589	84.39
600 - 619	693	106,867,139.41	14.37	356	38.22	6.945	609	85.44
620 - 639	622	100,120,287.86	13.46	355	38.64	6.807	629	86.36
640 - 659	424	70,816,319.13	9.52	353	38.16	6.773	649	86.26
660 - 679	276	47,787,501.06	6.42	351	36.95	6.698	668	86.07
680 - 699	187	30,814,649.29	4.14	354	37.49	6.517	689	85.76
700 - 719	116	18,805,037.80	2.53	354	35.90	6.535	708	85.32
720 - 739	79	13,258,316.84	1.78	355	36.70	6.509	728	85.29
740 - 759	41	7,041,116.13	0.95	349	40.55	6.212	749	79.61
760 - 779	40	8,682,137.80	1.17	352	36.08	6.325	769	81.37
780 - 799	11	1,902,603.25	0.26	352	39.93	6.275	789	76.96
800 or greater	2	414,583.43	0.06	358	30.26	5.471	803	53.15
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	270	$37,344,701.61	5.02	355	15.03	7.065	625	82.16
20.01 - 25.00	310	44,458,554.11	5.98	354	23.35	7.112	615	81.03
25.01 - 30.00	482	67,812,027.22	9.12	354	28.17	7.195	610	82.44
30.01 - 35.00	651	98,002,169.08	13.17	354	33.15	7.145	612	83.73
35.01 - 40.00	824	125,904,061.42	16.93	355	38.17	7.208	606	84.11
40.01 - 45.00	918	148,458,963.92	19.96	356	42.98	7.177	608	84.44
45.01 - 50.00	1,193	197,174,240.61	26.51	355	48.12	7.117	603	85.24
50.01 - 55.00	152	24,721,459.64	3.32	353	52.83	7.161	596	66.54
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	832	$175,326,796.98	23.57	356	39.66	6.818	615	79.71
Florida	555	77,648,018.63	10.44	353	38.68	7.183	610	85.42
Illinois	393	61,679,680.43	8.29	357	39.10	7.538	608	86.64
New York	216	49,994,363.58	6.72	354	39.74	7.100	606	78.90
Arizona	265	32,331,551.03	4.35	354	37.37	7.062	611	86.85
Texas	252	29,305,061.29	3.94	347	38.17	7.563	597	83.21
Michigan	228	25,425,353.17	3.42	357	37.53	7.516	593	86.29
Ohio	245	24,118,713.93	3.24	357	37.67	7.550	602	87.96
Maryland	125	21,828,704.24	2.93	353	39.00	7.056	601	84.72
Minnesota	129	21,292,167.74	2.86	357	37.28	7.141	609	83.33
Massachusetts	97	19,860,477.69	2.67	356	39.16	7.091	605	78.17
Colorado	96	17,243,017.31	2.32	357	39.99	6.961	608	84.76
Connecticut	102	17,045,851.25	2.29	358	38.30	7.245	610	81.08
Nevada	96	15,684,621.28	2.11	357	39.01	7.173	613	85.70
Georgia	93	14,344,740.42	1.93	355	36.96	7.201	608	86.84
Washington	80	13,719,701.89	1.84	352	39.32	7.083	618	85.67
Pennsylvania	103	13,526,617.67	1.82	350	39.69	7.225	607	84.09
Hawaii	40	11,529,074.75	1.55	352	37.79	6.100	624	81.71
Missouri	110	11,299,947.02	1.52	357	37.82	7.636	590	85.53
Wisconsin	81	9,768,833.27	1.31	357	37.99	7.584	589	86.59
Rhode Island	50	8,846,744.73	1.19	359	38.00	6.683	612	79.96
Utah	57	8,315,091.10	1.12	356	34.87	7.213	630	87.97
Tennessee	64	7,033,802.31	0.95	352	36.51	7.581	589	86.11
North Carolina	54	6,965,470.87	0.94	358	35.56	7.542	602	83.23
Indiana	72	6,711,433.69	0.90	358	34.52	7.588	601	86.83
Louisiana	52	5,797,598.80	0.78	355	38.03	7.470	592	86.31
Oregon	29	4,446,852.84	0.60	359	38.94	7.222	616	82.91
Kentucky	35	3,949,738.60	0.53	355	38.33	7.290	608	87.06
Alabama	35	3,818,470.05	0.51	349	35.43	7.374	595	85.26
Iowa	31	3,435,767.96	0.46	359	37.11	7.265	620	87.99
Kansas	30	3,373,240.48	0.45	359	37.65	7.517	585	86.72
Maine	14	2,460,411.09	0.33	359	35.48	6.710	595	81.19
Mississippi	19	2,017,067.15	0.27	349	36.80	7.296	610	87.51
Nebraska	16	1,755,759.75	0.24	359	34.73	7.220	626	88.74
Oklahoma	19	1,746,294.85	0.23	359	39.76	7.879	596	87.58
New Hampshire	11	1,579,993.56	0.21	359	40.06	7.917	595	76.92
Delaware	11	1,475,615.04	0.20	358	39.07	7.303	581	83.57
South Carolina	14	1,404,972.50	0.19	353	37.82	7.462	596	88.18
Alaska	9	1,333,958.31	0.18	359	33.57	7.071	617	90.50
New Mexico	10	1,245,644.46	0.17	358	41.67	7.704	608	89.15
Wyoming	7	674,884.31	0.09	359	33.02	7.403	556	85.43
New Jersey	5	647,528.51	0.09	359	38.95	7.854	658	90.00
Idaho	5	573,317.89	0.08	359	34.28	7.914	585	90.14
South Dakota	4	435,417.45	0.06	359	30.35	7.031	583	87.24
Montana	4	401,873.99	0.05	358	36.77	7.621	608	89.55
Arkansas	3	262,499.58	0.04	359	41.69	8.434	574	91.68
North Dakota	1	102,512.52	0.01	359	48.00	6.800	594	95.00
Vermont	1	90,921.65	0.01	359	42.00	6.750	611	84.26
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	4,236	$668,517,349.91	89.87	355	39.19	7.125	603	83.24
Non-Owner Occupied	530	69,897,455.15	9.40	356	33.34	7.480	652	85.28
Second Home	34	5,461,372.55	0.73	359	38.22	6.541	640	79.28
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	3,391	$507,046,011.06	68.16	355	39.39	7.057	601	83.22
Stated Documentation	1,155	195,653,333.14	26.30	356	37.05	7.390	627	83.95
Limited Documentation	254	41,176,833.41	5.54	354	36.86	7.221	605	83.12
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	3,308	$528,961,122.83	71.11	354	39.00	7.095	601	81.64
Purchase	1,163	168,865,533.60	22.70	358	37.35	7.340	630	89.35
Refinance-Debt Consolidation No Cash Out***	329	46,049,521.18	6.19	352	39.11	7.145	610	81.89
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	148	$28,059,546.83	3.77	354	38.99	7.183	614	80.10
A-	13	2,356,733.11	0.32	359	40.54	7.822	540	77.59
B	10	1,612,440.01	0.22	358	41.32	8.379	537	74.91
C	16	2,404,706.13	0.32	349	40.71	9.152	535	71.59
C-	26	4,779,391.42	0.64	358	41.03	9.011	557	80.35
I	3,212	494,308,981.05	66.45	355	38.29	6.917	622	85.19
II	408	65,945,205.94	8.87	356	39.10	7.171	591	82.75
III	404	59,848,723.97	8.05	355	38.17	7.317	576	82.91
IV	310	45,708,814.43	6.14	357	39.57	7.812	577	81.29
V	172	26,730,978.06	3.59	357	40.37	8.009	559	70.81
VI	81	12,120,656.66	1.63	357	41.88	10.041	548	66.00
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	3,636	$548,998,933.51	73.80	355	38.62	7.151	605	83.41
Two-to Four-Family	367	71,602,087.70	9.63	356	38.32	7.253	625	81.25
PUD Detached	390	66,013,068.82	8.87	356	39.47	7.005	612	85.57
Condominium	272	42,089,188.81	5.66	358	38.24	7.216	615	84.75
Manufactured Housing	100	10,138,510.97	1.36	353	37.63	7.406	607	77.65
PUD Attached	28	4,037,200.31	0.54	359	39.54	6.790	632	85.07
Single Family Attached	7	997,187.49	0.13	359	34.57	7.621	631	87.14
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,178	$181,493,334.20	24.40	355	38.62	7.390	602	84.52
12	259	50,606,048.15	6.80	354	39.37	7.118	615	80.01
24	1,606	246,669,401.99	33.16	358	38.62	7.324	599	84.61
36	1,757	265,107,393.27	35.64	352	38.51	6.840	619	82.17
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41
Total:	4,800	$743,876,177.61	100.00	355	38.63	7.154	608	83.41

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	44	$8,542,512.49	1.64	356	37.95	5.329	645	83.49
11.500 - 11.999	198	39,515,186.58	7.59	358	39.76	5.795	636	83.64
12.000 - 12.499	350	61,157,012.11	11.74	358	37.81	6.266	625	84.37
12.500 - 12.999	656	109,849,790.18	21.10	358	37.81	6.748	616	85.87
13.000 - 13.499	611	94,794,351.36	18.20	358	38.55	7.242	599	86.85
13.500 - 13.999	618	90,946,580.50	17.47	358	39.00	7.720	587	86.28
14.000 - 14.499	406	57,709,195.82	11.08	359	38.50	8.212	576	84.74
14.500 - 14.999	251	30,955,627.95	5.94	358	38.18	8.679	567	85.08
15.000 - 15.499	80	10,100,743.69	1.94	359	38.83	9.180	560	82.16
15.500 - 15.999	47	6,559,494.32	1.26	359	38.84	9.728	547	76.43
16.000 - 16.499	19	2,576,903.11	0.49	359	41.73	10.207	548	72.93
16.500 - 16.999	27	4,219,861.01	0.81	359	42.51	10.705	525	65.12
17.000 - 17.499	10	1,513,919.68	0.29	358	42.06	11.254	538	63.94
17.500 - 17.999	14	1,725,698.98	0.33	358	39.55	11.730	533	62.62
18.000 - 18.499	3	458,661.25	0.09	357	44.06	12.203	578	60.00
18.500 - 18.999	1	86,755.83	0.02	358	31.00	12.550	502	70.00
Total:	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	44	$8,542,512.49	1.64	356	37.95	5.329	645	83.49
5.500 - 5.999	198	39,515,186.58	7.59	358	39.76	5.795	636	83.64
6.000 - 6.499	350	61,157,012.11	11.74	358	37.81	6.266	625	84.37
6.500 - 6.999	656	109,849,790.18	21.10	358	37.81	6.748	616	85.87
7.000 - 7.499	611	94,794,351.36	18.20	358	38.55	7.242	599	86.85
7.500 - 7.999	618	90,946,580.50	17.47	358	39.00	7.720	587	86.28
8.000 - 8.499	406	57,709,195.82	11.08	359	38.50	8.212	576	84.74
8.500 - 8.999	251	30,955,627.95	5.94	358	38.18	8.679	567	85.08
9.000 - 9.499	80	10,100,743.69	1.94	359	38.83	9.180	560	82.16
9.500 - 9.999	47	6,559,494.32	1.26	359	38.84	9.728	547	76.43
10.000 - 10.499	19	2,576,903.11	0.49	359	41.73	10.207	548	72.93
10.500 - 10.999	27	4,219,861.01	0.81	359	42.51	10.705	525	65.12
11.000 - 11.499	10	1,513,919.68	0.29	358	42.06	11.254	538	63.94
11.500 - 11.999	14	1,725,698.98	0.33	358	39.55	11.730	533	62.62
12.000 - 12.499	3	458,661.25	0.09	357	44.06	12.203	578	60.00
12.500 - 12.999	1	86,755.83	0.02	358	31.00	12.550	502	70.00
Total:	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	1,811	$267,196,968.99	51.31	358	38.33	7.362	599	85.44
4.750 - 4.999	2	298,740.53	0.06	359	34.71	6.821	586	76.28
5.000 - 5.249	1	199,785.17	0.04	359	12.00	5.600	655	80.00
5.250 - 5.499	1	131,314.63	0.03	358	43.00	6.600	602	85.00
5.500 - 5.749	144	27,792,619.57	5.34	359	38.94	7.399	598	80.88
5.750 - 5.999	1	209,788.93	0.04	359	49.00	5.950	566	45.65
6.000 - 6.249	1	137,641.46	0.03	359	38.00	7.200	630	95.00
6.250 - 6.499	5	484,196.57	0.09	359	37.38	7.489	595	81.86
6.500 - 6.749	1,346	220,948,457.67	42.43	358	38.72	7.184	602	85.15
7.000 - 7.249	23	3,312,781.34	0.64	359	37.36	9.705	549	73.96
Total:	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
October 2005	4	$679,652.97	0.13	354	27.05	8.648	622	71.63
November 2005	3	543,088.37	0.10	355	36.28	7.384	601	81.49
December 2005	11	1,689,545.23	0.32	356	40.00	7.883	567	80.76
January 2006	33	5,218,735.89	1.00	357	40.15	7.567	607	82.82
February 2006	853	129,677,200.19	24.90	357	38.73	7.356	598	84.82
March 2006	1,569	245,631,105.62	47.17	358	38.56	7.338	597	84.99
April 2006	1	171,500.00	0.03	360	39.00	7.700	507	70.00
January 2007	14	2,278,939.52	0.44	357	39.94	6.946	618	87.61
February 2007	235	34,732,854.33	6.67	356	38.20	7.075	604	85.16
March 2007	612	100,089,672.74	19.22	359	38.18	7.197	610	85.32
Total:	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97
Total:	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97
Total:	3,335	$520,712,294.86	100.00	358	38.52	7.302	600	84.97



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	550	
Aggregate Current Principal Balance:	$181,671,245.09	$64,915.09 - $599,367.59
Average Current Principal Balance:	$330,311.35	
Aggregate Original Principal Balance:	$181,905,356.00	$65,000.00 - $600,000.00
Average Original Principal Balance:	$330,737.01	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	6.676%	5.250% - 11.850%
Wtd. Avg. Original Term (months):	356	180 - 360
Wtd. Avg. Remaining Term (months):	355	178 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.719%	4.500% - 6.500%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.807%	11.250% - 17.850%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.807%	5.250% - 11.850%
Wtd. Avg. Original LTV:	83.92%	16.67% - 95.00%
Wtd. Avg. Borrower FICO:	628	500 - 785

Geographic Distribution (Top 5):	CA	46.71%
	NY	13.68%
	FL	5.02%
	MD	4.91%
	IL	3.98%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed / Adjustable Rate	208	$85,104,528.04	46.85	359	38.56	6.860	613	86.30
3-yr Fixed / Adjustable Rate	56	23,888,421.50	13.15	359	38.85	6.618	622	84.68
Fixed Rate	286	72,678,295.55	40.01	348	38.85	6.481	647	80.90
Total:	**550**	**$181,671,245.09**	**100.00**	**355**	**38.72**	**6.676**	**628**	**83.92**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	52	$4,293,996.00	2.36	333	38.65	7.555	604	80.17
100,000.01 - 150,000.00	46	5,749,450.00	3.16	349	37.26	7.166	616	83.24
150,000.01 - 200,000.00	32	5,539,700.00	3.05	355	39.91	6.941	627	79.94
200,000.01 - 250,000.00	22	4,883,299.00	2.68	353	36.64	6.224	652	73.45
250,000.01 - 300,000.00	14	3,855,719.00	2.12	347	39.88	6.422	665	83.58
300,000.01 - 350,000.00	68	23,082,167.00	12.69	359	39.38	6.685	625	84.24
350,000.01 - 400,000.00	135	50,653,102.00	27.85	355	39.03	6.527	633	86.49
400,000.01 - 450,000.00	77	32,830,960.00	18.05	353	37.87	6.762	621	85.16
450,000.01 - 500,000.00	92	44,386,213.00	24.40	357	38.54	6.742	625	82.88
500,000.01 - 550,000.00	7	3,705,000.00	2.04	359	40.14	5.899	649	80.93
550,000.01 - 600,000.00	5	2,925,750.00	1.61	335	41.14	6.544	632	75.01
Total:	**550**	**$181,905,356.00**	**100.00**	**355**	**38.72**	**6.676**	**628**	**83.92**

*Based on the original balances of the Mortgage Loans.



DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	52	$4,287,685.32	2.36	333	38.65	7.556	604	80.17
100,000.01 - 150,000.00	46	5,741,939.78	3.16	349	37.26	7.166	616	83.24
150,000.01 - 200,000.00	32	5,532,544.56	3.05	355	39.91	6.941	627	79.94
200,000.01 - 250,000.00	22	4,875,661.85	2.68	353	36.64	6.224	652	73.46
250,000.01 - 300,000.00	15	4,149,419.28	2.28	348	40.53	6.337	662	84.00
300,000.01 - 350,000.00	70	23,804,592.00	13.10	356	38.67	6.718	627	84.36
350,000.01 - 400,000.00	132	49,533,227.23	27.27	357	39.30	6.517	632	86.45
400,000.01 - 450,000.00	77	32,793,780.27	18.05	353	37.87	6.762	621	85.16
450,000.01 - 500,000.00	92	44,328,777.50	24.40	357	38.54	6.742	625	82.88
500,000.01 - 550,000.00	7	3,701,218.56	2.04	359	40.14	5.899	649	80.93
550,000.01 - 600,000.00	5	2,922,398.74	1.61	335	41.14	6.544	632	75.01
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	10	$2,084,025.91	1.15	179	37.66	6.821	620	84.01
181 - 240	13	3,131,953.47	1.72	239	41.14	6.248	647	75.84
301 - 360	527	176,455,265.71	97.13	359	38.69	6.682	627	84.07
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	39	$15,958,204.30	8.78	354	39.31	5.335	675	79.39
5.500 - 5.999	104	36,424,306.88	20.05	353	39.17	5.769	656	79.81
6.000 - 6.499	80	26,864,590.65	14.79	358	39.52	6.249	633	83.49
6.500 - 6.999	127	43,462,636.87	23.92	353	38.62	6.731	627	86.43
7.000 - 7.499	74	24,360,772.50	13.41	352	39.06	7.232	608	87.00
7.500 - 7.999	64	19,753,421.32	10.87	357	36.15	7.712	591	86.68
8.000 - 8.499	32	7,662,728.78	4.22	354	39.97	8.232	596	85.68
8.500 - 8.999	19	4,683,040.45	2.58	359	37.49	8.747	581	87.05
9.000 - 9.499	9	1,556,297.68	0.86	359	40.04	9.216	535	73.20
9.500 - 9.999	1	449,792.27	0.25	359	39.00	9.800	526	75.00
11.500 - 11.999	1	495,453.39	0.27	359	24.00	11.850	610	60.00
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	1	$84,930.32	0.05	359	23.00	7.000	584	16.67
25.01 - 30.00	1	109,822.66	0.06	358	34.00	7.100	556	28.95
30.01 - 35.00	1	201,728.01	0.11	358	35.00	8.000	572	34.53
40.01 - 45.00	3	860,907.07	0.47	359	31.01	5.827	702	41.56
45.01 - 50.00	9	3,020,009.83	1.66	343	39.19	5.704	680	48.67
50.01 - 55.00	5	1,184,075.58	0.65	358	37.66	6.277	638	52.16
55.01 - 60.00	8	3,273,246.76	1.80	359	36.74	7.062	633	58.17
60.01 - 65.00	15	4,467,994.14	2.46	350	41.64	7.008	606	63.49
65.01 - 70.00	22	6,775,722.32	3.73	355	37.73	6.259	638	68.28
70.01 - 75.00	44	14,694,363.66	8.09	353	40.16	6.477	615	74.00
75.01 - 80.00	87	28,456,910.49	15.66	352	38.14	6.458	628	79.35
80.01 - 85.00	81	24,060,280.80	13.24	351	39.30	6.705	619	84.34
85.01 - 90.00	148	51,982,762.47	28.61	357	37.50	6.782	622	89.51
90.01 - 95.00	125	42,498,490.98	23.39	357	39.98	6.838	640	94.72
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	11	$4,444,782.13	2.45	359	45.49	7.746	510	81.27
520 - 539	29	7,737,468.77	4.26	356	40.51	7.924	529	78.66
540 - 559	35	11,831,341.40	6.51	351	39.55	7.210	551	82.46
560 - 579	35	10,372,848.54	5.71	357	39.78	7.085	570	81.26
580 - 599	50	15,006,860.58	8.26	355	36.95	7.045	589	85.22
600 - 619	94	33,508,459.24	18.44	358	38.80	6.748	609	86.07
620 - 639	96	29,995,955.10	16.51	351	38.40	6.540	630	85.52
640 - 659	63	21,034,007.32	11.58	354	38.61	6.528	650	85.67
660 - 679	43	14,879,008.17	8.19	357	39.70	6.183	669	84.45
680 - 699	35	12,306,127.06	6.77	348	38.22	6.200	688	85.20
700 - 719	21	7,622,337.10	4.20	352	37.98	6.055	707	77.58
720 - 739	16	5,888,936.88	3.24	359	36.77	6.289	729	81.61
740 - 759	12	3,726,171.94	2.05	356	35.48	5.822	747	82.28
760 - 779	9	3,021,195.72	1.66	359	36.11	5.923	764	73.13
780 - 799	1	295,745.14	0.16	359	35.00	6.750	785	80.00
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	28	$9,594,917.27	5.28	359	16.06	6.916	623	84.79
20.01 - 25.00	30	9,156,443.70	5.04	349	23.51	6.742	645	78.92
25.01 - 30.00	52	17,503,479.84	9.63	356	28.44	6.852	635	85.03
30.01 - 35.00	67	22,058,994.89	12.14	355	32.94	6.489	635	82.25
35.01 - 40.00	99	31,138,030.28	17.14	352	38.02	6.675	638	83.74
40.01 - 45.00	120	39,162,623.77	21.56	357	42.96	6.673	619	85.29
45.01 - 50.00	141	49,179,687.86	27.07	353	48.14	6.677	620	85.52
50.01 - 55.00	13	3,877,067.48	2.13	356	53.20	6.232	635	65.55
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92



DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	216	$84,860,989.02	46.71	357	39.13	6.327	629	83.42
New York	66	24,848,182.91	13.68	350	40.01	6.778	639	84.54
Florida	42	9,111,339.45	5.02	355	38.83	6.743	611	82.14
Maryland	25	8,919,453.16	4.91	353	41.23	6.973	625	86.72
Illinois	21	7,236,134.12	3.98	357	40.38	7.405	608	84.35
Massachusetts	10	4,178,078.52	2.30	342	40.75	7.392	634	82.66
Connecticut	11	4,036,276.05	2.22	359	37.34	6.633	636	81.79
Texas	21	3,728,505.93	2.05	350	30.14	6.934	661	78.54
Arizona	18	3,470,810.07	1.91	339	41.24	7.288	613	81.84
Nevada	9	3,403,143.53	1.87	359	34.75	7.152	619	89.92
Michigan	12	2,990,418.58	1.65	352	39.19	7.757	610	88.67
Utah	8	2,880,764.83	1.59	358	38.19	6.613	630	86.04
Pennsylvania	10	2,469,621.67	1.36	354	36.99	6.957	589	84.12
Colorado	6	2,163,310.79	1.19	359	39.01	6.355	662	82.13
Washington	6	2,021,736.41	1.11	359	34.09	7.096	609	89.44
Hawaii	6	1,991,224.95	1.10	314	35.60	6.327	656	86.13
Oregon	5	1,843,612.52	1.01	359	36.71	7.584	580	83.07
New Jersey	4	1,686,555.47	0.93	358	34.51	6.346	650	89.36
Minnesota	6	1,611,731.88	0.89	359	39.36	7.292	619	88.31
Rhode Island	5	1,238,950.22	0.68	358	31.19	6.377	645	81.21
North Carolina	3	1,133,388.94	0.62	359	39.34	7.773	603	84.51
Ohio	9	1,033,550.34	0.57	358	34.61	7.172	617	89.10
Missouri	5	769,464.58	0.42	357	37.37	8.803	623	77.81
Alabama	4	676,359.94	0.37	359	23.30	6.375	685	57.64
Tennessee	3	601,385.15	0.33	344	30.57	7.626	606	90.81
Georgia	3	578,536.38	0.32	359	35.80	7.506	569	82.24
Louisiana	4	450,304.63	0.25	359	28.86	8.000	608	91.47
Indiana	2	445,574.31	0.25	359	26.83	7.580	593	77.83
Wisconsin	1	365,984.62	0.20	359	47.00	6.750	659	90.00
Kansas	2	204,995.98	0.11	358	37.61	7.357	664	93.36
Maine	1	174,119.37	0.10	359	37.00	7.450	640	85.00
Nebraska	2	154,308.22	0.08	358	41.06	7.048	600	74.91
New Hampshire	1	116,807.26	0.06	358	20.00	6.990	770	90.00
Oklahoma	1	112,375.34	0.06	358	36.00	8.950	584	90.00
Kentucky	1	86,796.29	0.05	359	41.00	8.400	627	90.00
Delaware	1	76,453.66	0.04	359	42.00	8.500	720	90.00
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	520	$172,297,317.09	94.84	354	39.25	6.660	626	83.80
Non-Owner Occupied	22	6,515,057.46	3.59	359	25.03	7.254	661	87.70
Second Home	8	2,858,870.54	1.57	359	37.80	6.342	673	82.89
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	332	$102,854,019.68	56.62	354	39.37	6.410	628	83.59
Stated Documentation	182	65,714,635.65	36.17	356	38.62	7.031	632	84.80
Limited Documentation	36	13,102,589.76	7.21	355	34.07	6.987	600	82.11
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	389	$128,025,479.95	70.47	354	39.58	6.674	621	82.92
Purchase	121	41,397,889.98	22.79	357	37.41	6.749	645	88.43
Refinance-Debt Consolidation No Cash Out***	40	12,247,875.16	6.74	353	34.16	6.452	642	79.19
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	20	$8,005,183.07	4.41	359	41.07	6.816	602	84.88
A-	1	459,633.95	0.25	359	28.00	7.150	540	80.00
C-	2	773,793.36	0.43	359	45.03	7.197	577	89.84
I	422	139,124,672.42	76.58	354	38.88	6.529	637	84.50
II	41	12,871,405.96	7.08	354	38.27	6.696	601	83.10
III	30	9,908,632.01	5.45	358	39.53	7.100	605	84.26
IV	20	6,074,168.76	3.34	356	34.81	7.443	592	81.20
V	11	3,237,859.10	1.78	358	35.91	8.359	570	71.06
VI	3	1,215,896.46	0.67	359	29.21	10.084	566	62.96
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	436	$143,798,402.54	79.15	354	39.07	6.711	623	84.20
PUD Detached	57	19,848,926.37	10.93	358	38.01	6.525	642	82.35
Two-to Four-Family	25	7,941,895.88	4.37	359	37.11	6.755	660	82.63
Condominium	23	7,705,682.67	4.24	357	34.99	6.444	634	85.10
PUD Attached	4	1,554,918.89	0.86	359	40.96	6.394	657	87.93
Manufactured Housing	5	821,418.74	0.45	358	40.69	6.295	653	66.65
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	123	$40,830,279.97	22.47	356	39.43	6.957	629	85.08
12	58	21,094,925.21	11.61	348	39.08	6.772	631	81.51
24	144	56,809,332.02	31.27	358	38.38	6.867	608	86.44
36	225	62,936,707.89	34.64	352	38.44	6.289	644	81.71
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92


DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	176	$27,682,037.10	15.24	346	37.99	6.834	637	81.1£
Non-Conforming	374	153,989,207.99	84.76	356	38.85	6.648	626	84.42
Total:	550	$181,671,245.09	100.00	355	38.72	6.676	628	83.92

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	15	$6,297,431.42	5.78	359	39.21	5.364	650	84.55
11.500 - 11.999	47	18,864,783.95	17.31	359	38.33	5.788	637	83.62
12.000 - 12.499	38	15,900,156.10	14.59	359	39.32	6.265	626	85.03
12.500 - 12.999	66	27,451,845.87	25.19	359	38.91	6.738	624	87.93
13.000 - 13.499	44	17,978,694.02	16.50	359	39.23	7.243	601	87.73
13.500 - 13.999	30	12,593,617.01	11.55	359	36.31	7.726	573	86.35
14.000 - 14.499	11	4,489,382.84	4.12	358	41.23	8.242	601	86.55
14.500 - 14.999	9	3,746,758.69	3.44	359	37.19	8.761	579	86.43
15.000 - 15.499	2	725,033.98	0.67	359	41.49	9.254	534	69.86
15.500 - 15.999	1	449,792.27	0.41	359	39.00	9.800	526	75.00
17.500 - 17.999	1	495,453.39	0.45	359	24.00	11.850	610	60.00
Total:	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	15	$6,297,431.42	5.78	359	39.21	5.364	650	84.55
5.500 - 5.999	47	18,864,783.95	17.31	359	38.33	5.788	637	83.62
6.000 - 6.499	38	15,900,156.10	14.59	359	39.32	6.265	626	85.03
6.500 - 6.999	66	27,451,845.87	25.19	359	38.91	6.738	624	87.93
7.000 - 7.499	44	17,978,694.02	16.50	359	39.23	7.243	601	87.73
7.500 - 7.999	30	12,593,617.01	11.55	359	36.31	7.726	573	86.35
8.000 - 8.499	11	4,489,382.84	4.12	358	41.23	8.242	601	86.55
8.500 - 8.999	9	3,746,758.69	3.44	359	37.19	8.761	579	86.43
9.000 - 9.499	2	725,033.98	0.67	359	41.49	9.254	534	69.86
9.500 - 9.999	1	449,792.27	0.41	359	39.00	9.800	526	75.00
11.500 - 11.999	1	495,453.39	0.45	359	24.00	11.850	610	60.00
Total:	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	93	$38,325,264.32	35.16	359	39.06	7.135	623	86.53
5.500 - 5.749	20	8,498,819.21	7.80	359	40.09	6.934	589	84.90
6.500 - 6.749	151	62,168,866.01	57.04	359	38.16	6.587	613	85.72
Total:	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
November 2005	1	$348,840.23	0.32	355	32.00	8.490	710	69.99
January 2006	4	1,603,697.52	1.47	357	43.19	6.177	625	89.82
February 2006	59	23,334,056.27	21.41	358	37.79	6.571	623	87.03
March 2006	144	59,817,934.02	54.88	359	38.78	6.982	608	86.01
January 2007	1	466,647.75	0.43	357	45.00	6.200	597	90.00
February 2007	13	5,436,842.98	4.99	358	37.00	6.601	626	84.30
March 2007	42	17,984,930.77	16.50	359	39.25	6.633	622	84.66
Total:	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94
Total:	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94
Total:	264	$108,992,949.54	100.00	359	38.63	6.807	615	85.94

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	303	
Aggregate Current Principal Balance:	$74,452,599.91	$59,766.04 - $669,231.48
Average Current Principal Balance:	$245,718.15	
Aggregate Original Principal Balance:	$74,563,334.00	$60,000.00 - $670,000.00
Average Original Principal Balance:	$246,083.61	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	6.292%	5.250% - 10.650%
Wtd. Avg. Original Term (months):	352	180 - 360
Wtd. Avg. Remaining Term (months):	350	178 - 359
Wtd. Avg. Original LTV:	79.23%	22.86% - 95.00%
Wtd. Avg. Borrower FICO:	658	507 - 793
Geographic Distribution (Top 5):	CA 44.22%	
	NY 14.59%	
	FL 5.05%	
	MD 3.87%	
	IL 3.54%	



DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Fixed Rate	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	63	$4,961,960.00	6.65	331	38.14	7.404	614	81.02
100,000.01 - 150,000.00	47	5,647,925.00	7.57	347	37.40	7.038	633	83.31
150,000.01 - 200,000.00	33	5,797,125.00	7.77	337	39.94	6.721	635	81.43
200,000.01 - 250,000.00	29	6,520,500.00	8.74	339	41.28	6.566	615	77.94
250,000.01 - 300,000.00	12	3,254,400.00	4.36	358	33.26	6.300	641	77.32
300,000.01 - 350,000.00	26	8,716,550.00	11.69	354	41.75	6.106	665	80.71
350,000.01 - 400,000.00	35	13,214,025.00	17.72	355	41.30	5.952	675	78.90
400,000.01 - 450,000.00	28	11,820,200.00	15.85	359	40.53	5.963	683	77.88
450,000.01 - 500,000.00	29	13,960,649.00	18.72	352	35.90	6.056	668	79.91
650,000.01 - 700,000.00	1	670,000.00	0.90	359	50.00	5.250	783	31.16
Total:	303	$74,563,334.00	100.00	350	39.33	6.292	658	79.23

*Based on the original balances of the Mortgage Loans.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	63	$4,953,997.23	6.65	331	38.14	7.404	614	81.02
100,000.01 - 150,000.00	48	5,790,397.57	7.78	347	37.68	7.024	634	83.61
150,000.01 - 200,000.00	32	5,636,918.11	7.57	337	39.73	6.726	635	81.07
200,000.01 - 250,000.00	29	6,508,853.28	8.74	339	41.28	6.566	615	77.94
250,000.01 - 300,000.00	12	3,249,483.56	4.36	358	33.26	6.300	641	77.33
300,000.01 - 350,000.00	26	8,702,843.32	11.69	354	41.75	6.106	665	80.71
350,000.01 - 400,000.00	35	13,192,386.60	17.72	355	41.30	5.952	675	78.90
400,000.01 - 450,000.00	28	11,805,348.36	15.86	359	40.53	5.963	683	77.88
450,000.01 - 500,000.00	29	13,943,140.40	18.73	352	35.90	6.056	668	79.92
650,000.01 - 700,000.00	1	669,231.48	0.90	359	50.00	5.250	783	31.16
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	18	$2,583,479.02	3.47	179	34.92	6.490	641	79.95
181 - 240	6	1,265,758.43	1.70	238	38.97	6.478	670	78.71
301 - 360	279	70,603,362.46	94.83	359	39.50	6.282	658	79.21
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	31	$12,763,689.42	17.14	348	36.68	5.294	710	69.43
5.500 - 5.999	68	20,568,839.12	27.63	354	40.81	5.723	676	77.47
6.000 - 6.499	56	15,985,420.01	21.47	354	39.76	6.229	649	79.39
6.500 - 6.999	57	10,910,836.98	14.65	342	40.93	6.756	625	84.47
7.000 - 7.499	35	5,631,712.85	7.56	346	38.21	7.238	620	85.50
7.500 - 7.999	27	5,483,252.11	7.36	359	36.93	7.736	631	88.10
8.000 - 8.499	10	1,171,732.75	1.57	312	44.94	8.170	617	86.55
8.500 - 8.999	13	1,420,970.26	1.91	340	39.13	8.644	581	83.52
9.000 - 9.499	3	261,162.23	0.35	358	20.98	9.039	600	86.74
9.500 - 9.999	2	189,559.36	0.25	359	33.44	9.637	571	82.89
10.500 - 10.999	1	65,424.82	0.09	359	16.00	10.650	556	85.00
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	1	$87,820.96	0.12	358	21.00	5.900	631	22.86
30.01 - 35.00	2	888,479.70	1.19	359	45.06	5.250	766	30.89
35.01 - 40.00	1	63,434.33	0.09	359	54.00	5.800	630	35.28
45.01 - 50.00	3	869,370.43	1.17	344	49.03	5.888	677	46.55
50.01 - 55.00	7	1,533,140.62	2.06	331	37.29	5.835	699	53.73
55.01 - 60.00	9	2,764,062.60	3.71	359	40.32	6.004	661	57.89
60.01 - 65.00	18	5,296,946.52	7.11	342	38.23	5.651	673	63.20
65.01 - 70.00	20	5,376,662.77	7.22	356	38.74	6.221	628	68.99
70.01 - 75.00	30	7,115,139.95	9.56	356	39.10	6.205	661	73.35
75.01 - 80.00	60	15,853,563.43	21.29	352	37.15	6.053	667	79.17
80.01 - 85.00	39	9,624,960.67	12.93	349	39.75	6.158	642	84.15
85.01 - 90.00	66	13,628,965.34	18.31	352	40.10	6.750	645	89.38
90.01 - 95.00	47	11,350,052.59	15.24	344	40.96	6.830	661	94.59
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	3	$502,648.90	0.68	341	39.10	7.862	510	66.53
520 - 539	6	1,032,274.46	1.39	344	41.39	6.855	535	70.76
540 - 559	19	3,138,692.40	4.22	355	39.64	7.078	553	78.45
560 - 579	17	2,961,292.92	3.98	359	45.40	6.979	569	73.45
580 - 599	30	5,072,066.96	6.81	351	38.37	6.788	590	82.13
600 - 619	29	6,598,266.84	8.86	345	39.15	6.784	609	83.41
620 - 639	40	9,024,833.37	12.12	344	40.76	6.435	629	82.79
640 - 659	43	11,469,754.09	15.41	352	37.73	6.402	650	83.02
660 - 679	38	9,576,430.27	12.86	353	37.68	6.193	669	80.19
680 - 699	20	6,253,801.84	8.40	341	42.53	6.012	685	78.47
700 - 719	19	5,453,699.61	7.33	356	39.33	5.804	709	72.59
720 - 739	14	4,342,337.62	5.83	352	35.86	5.561	726	77.82
740 - 759	14	4,657,167.89	6.26	350	39.99	5.912	751	81.98
760 - 779	9	3,293,546.75	4.42	358	36.54	5.437	769	73.53
780 - 799	2	1,075,785.99	1.44	359	46.60	5.344	787	42.69
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	23	$5,651,930.48	7.59	355	13.56	6.180	677	78.92
20.01 - 25.00	14	2,578,990.48	3.46	285	23.85	6.355	671	73.50
25.01 - 30.00	20	3,992,219.19	5.36	356	27.98	6.634	667	77.96
30.01 - 35.00	35	8,424,294.37	11.31	357	32.98	6.539	643	79.28
35.01 - 40.00	51	13,380,850.98	17.97	348	38.04	6.199	651	79.77
40.01 - 45.00	60	14,839,070.64	19.93	354	43.04	6.241	661	79.40
45.01 - 50.00	86	22,098,186.32	29.68	351	48.35	6.238	659	82.19
50.01 - 55.00	14	3,487,057.45	4.68	356	52.92	6.365	646	63.77
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23



DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	93	$32,922,215.93	44.22	352	38.78	5.795	680	77.57
New York	34	10,860,822.67	14.59	359	41.82	6.295	659	75.09
Florida	27	3,759,005.67	5.05	343	38.16	6.827	638	83.91
Maryland	10	2,882,885.04	3.87	359	44.78	6.793	646	85.55
Illinois	10	2,633,986.93	3.54	359	29.93	7.134	644	84.32
Texas	14	2,381,882.08	3.20	295	41.89	6.689	611	80.01
Massachusetts	8	2,217,109.46	2.98	359	39.85	6.674	626	78.00
Arizona	14	1,915,737.97	2.57	335	40.25	6.549	656	81.45
Ohio	17	1,746,558.60	2.35	359	42.23	7.377	605	86.84
Washington	8	1,623,784.85	2.18	347	35.96	6.663	631	80.61
Connecticut	4	1,255,461.38	1.69	358	44.21	5.893	635	69.90
Colorado	4	905,372.50	1.22	358	46.74	6.550	639	81.35
Louisiana	7	864,379.30	1.16	302	43.82	7.243	610	90.00
Minnesota	5	855,824.39	1.15	359	34.04	6.418	616	77.87
Tennessee	5	731,474.97	0.98	344	36.71	7.251	638	89.29
Michigan	5	718,600.27	0.97	359	28.03	7.326	631	84.94
Wisconsin	2	635,542.54	0.85	359	39.89	6.848	607	90.48
Georgia	5	633,648.35	0.85	359	35.93	7.206	655	91.88
Hawaii	2	630,928.07	0.85	358	39.10	5.640	669	61.78
New Jersey	2	573,658.92	0.77	359	24.73	8.067	677	94.05
Pennsylvania	5	522,924.99	0.70	329	37.89	7.064	603	79.70
Utah	2	495,165.61	0.67	359	43.57	6.716	582	73.05
Mississippi	1	360,528.94	0.48	358	47.00	6.000	669	85.00
Missouri	3	349,818.49	0.47	359	28.73	7.054	612	78.87
Rhode Island	2	337,362.01	0.45	358	42.97	6.292	666	84.65
Nevada	1	314,736.40	0.42	237	44.00	6.800	625	90.00
South Carolina	2	252,746.36	0.34	358	44.42	7.323	652	90.64
Kentucky	3	238,021.10	0.32	358	30.15	7.509	621	82.75
North Carolina	2	189,769.86	0.25	359	44.05	7.948	592	92.25
Maine	1	172,324.96	0.23	359	35.00	5.900	715	62.05
Indiana	2	166,308.68	0.22	358	33.07	7.435	582	80.00
Iowa	1	152,868.27	0.21	359	50.00	6.750	632	85.00
Alabama	2	151,144.35	0.20	358	49.51	8.017	582	82.71
Total:	**303**	**$74,452,599.91**	**100.00**	**350**	**39.33**	**6.292**	**658**	**79.23**


DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	270	$69,511,351.34	93.36	351	39.57	6.216	658	78.96
Non-Owner Occupied	29	3,877,264.52	5.21	344	32.67	7.582	657	85.98
Second Home	4	1,063,984.05	1.43	359	48.05	6.596	658	72.36
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	236	$55,845,266.53	75.01	352	39.98	6.187	658	78.88
Stated Documentation	55	14,786,367.74	19.86	351	37.08	6.787	657	80.48
Limited Documentation	12	3,820,965.64	5.13	321	38.56	5.925	654	79.46
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	234	$56,945,476.33	76.49	350	39.95	6.260	650	79.02
Purchase	47	11,916,325.63	16.01	350	37.99	6.480	686	84.06
Refinance-Debt Consolidation No Cash Out***	22	5,590,797.95	7.51	351	35.89	6.219	672	71.09
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	4	$1,073,549.86	1.44	359	42.53	6.488	641	80.89
I	255	63,868,016.31	85.78	350	38.81	6.201	665	78.47
II	20	4,205,473.84	5.65	352	42.80	6.672	618	81.06
III	17	3,960,932.23	5.32	359	40.68	6.990	599	87.47
IV	6	1,106,914.11	1.49	335	50.04	6.950	650	86.84
V	1	237,713.56	0.32	358	33.00	8.550	507	70.00
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	237	$58,798,464.43	78.97	351	39.78	6.229	658	79.34
PUD Detached	30	7,923,673.12	10.64	339	36.38	6.250	657	77.84
Two-to Four-Family	20	4,884,383.60	6.56	359	37.07	6.944	661	83.76
Condominium	5	1,766,288.99	2.37	346	43.56	6.127	656	70.47
Manufactured Housing	10	978,892.26	1.31	347	41.07	7.540	635	77.92
PUD Attached	1	100,897.51	0.14	359	28.00	5.900	747	71.13
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	51	$10,109,973.81	13.58	352	38.30	6.974	645	85.10
12	35	10,968,418.07	14.73	358	41.88	6.303	660	75.29
24	13	2,187,012.38	2.94	344	36.61	7.243	640	81.81
36	204	51,187,195.65	68.75	349	39.11	6.115	660	78.81
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23

DESCRIPTION OF THE GROUP III COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	194	$29,557,382.85	39.70	342	38.88	6.784	627	80.25
Non-Conforming	109	44,895,217.06	60.30	356	39.63	5.969	677	78.56
Total:	303	$74,452,599.91	100.00	350	39.33	6.292	658	79.23



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W6

FOR ADDITIONAL INFORMATION PLEASE CALL:

Bank Info	
Asset Backed Finance	
Shahid Quraishi	(212) 713-2728
Jay Lown	(212) 713-3670
Paul Scialabba	(212) 713-9832
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Daniel Huang	(212) 713-3153
Anthony Beshara	(212) 713-2804
Verdi Contente	(212) 713-2713
Michael Boyle	(212) 713-4129
Michael Braylovsky	(212) 713-3744
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Stuart Lippman	(212) 713-2946
Eric Marcus	(212) 713-4002

Rating Agency Contacts	
Standard & Poor's	
Cornelius Kelly	(212) 438-2448
Moody's	
Taruna Reddy	(212) 553-3605
Fitch	
Quincy Tang	(212) 908-0693